FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August; 2003

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒  No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ PETER MCDONNELL
PETER MCDONNELL
(Registrant)

Date  10/09/03

Appendix 3B
New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96.  Origin: Appendix 5.  Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AMCOR LIMITED

ABN

62 000 017 372

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	AMC

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	195,000

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

		N/A

+ See chapter 19 for defined terms.

1

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	YES

	If the additional securities do not rank equally, please state:
	• the date from which they do
	• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
	• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	$1.62		10,000
		$5.16		55,000
		$7.62		80,000
		$8.28	-	50,000

6	Purpose of the issue
	(If issued as consideration for the acquisition of assets, clearly identify those assets)	In satisfaction of the terms and conditions of the Amcor Employees Share/Option Plan

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	04.07.03	-	130,000
		07.7.03	-	50,000
		18.7.03	-	10,000
		25.7.03	-	5,000

		Number		+Class
8	Number and +class of all + securities quoted on ASX (including the securities in clause 2 if applicable)	848,418,877		AMC
		10,872,422		AMCG

+ See chapter 19 for defined terms.

2

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	632,000	AMCAI
		1,440,000	AMCAM
		21,524,850	AMCAK

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18	Names of countries in which the entity has +security holders who will not be sent new issue documents	N/A

	Note: Security holders must be told how their entitlements are to be dealt with.	N/A

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

3

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

4

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒ Securities described in Part 1

(b)

☐                                    All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	N/A If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	N/A If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	N/A A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

5

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A

39	Class of +securities for which quotation is sought	N/A

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	N/A

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now	N/A

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)	N/A

+ See chapter 19 for defined terms.

6

Quotation agreement

1                                         +Quotation of our additional +securities is in ASX’s absolute discretion.  ASX may quote the +securities on any conditions it decides.

2                                         We warrant the following to ASX.

•                                          The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•                                          There is no reason why those +securities should not be granted +quotation.

•                                          An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•                                          Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•                                          We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•                                          If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3                                         We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4                                         We give ASX the information and documents required by this form.  If any information or document not available now, will give it to ASX before +quotation of the +securities begins.  We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.

Sign here:	/s/ Bert Guy	Date: 31 July 2003
(Company secretary)

Print name:	BERT GUY

+ See chapter 19 for defined terms.

7

Appendix 3B
New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96.  Origin: Appendix 5.  Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AMCOR LIMITED

ABN

62 000 017 372

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	AMC

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	627,950

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

		N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	YES

	If the additional securities do not rank equally, please state:
	• the date from which they do
	• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
	• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5		$4.64	-	43,450
		$6.47	-	80,000
		$5.16	-	34,000
		$5.10	-	348,000
		$6.02	-	72,500
		$7.30	-	50,000

6	Purpose of the issue	In satisfaction of the terms and conditions of the Amcor Employees Share/Option Plan
	(If issued as consideration for the acquisition of assets, clearly identify those assets)

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4.7.03	-	161,800
		9.7.03	-	225,800
		14.7.03	-	136,500
		15.7.03	-	15,950
		16.7.03	-	31,500
		25.7.03	-	11,500
		29.7.03	-	7,900
		31.7.03	-	37,000

		Number		+Class
8	Number and +class of all + securities quoted on ASX (including the securities in clause 2 if applicable)	849,046,827		AMC
		10,872,422		AMCG

+ See chapter 19 for defined terms.

2

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	632,000	AMCAI
		1,440,000	AMCAM
		20,896,900	AMCAK

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18	Names of countries in which the entity has +security holders who will not be sent new issue documents	N/A

	Note: Security holders must be told how their entitlements are to be dealt with.	N/A

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

3

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

4

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities
(tick one)

(a)	☒	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	N/A	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	N/A	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	N/A	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

5

Entities that have ticked box 34(b)

38	Number of securities for which	N/A

39	Class of +securities for which +quotation is sought quotation is sought	N/A

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	N/A

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now	N/A

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)	N/A

+ See chapter 19 for defined terms.

6

Quotation agreement

1                                         +Quotation of our additional +securities is in ASX’s absolute discretion.  ASX may quote the +securities on any conditions it decides.

2                                         We warrant the following to ASX.

•                                          The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•                                          There is no reason why those +securities should not be granted +quotation.

•                                          An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•                                          Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•                                          We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•                                          If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3                                         We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4                                         We give ASX the information and documents required by this form.  If any information or document not available now, will give it to ASX before +quotation of the +securities begins.  We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.

Sign here:	/s/ Bert Guy	Date: 31 July 2003
(Company secretary)

Print name:	BERT GUY

+ See chapter 19 for defined terms.

7

All correspondence to:
Computershare Investor Services Pty Limited
Amcor Limited	GPO Box 52 Melbourne
ABN 62 000 017 372	Victoria 8060 Australia
Enquiries (within Australia) 1300 302 458
(outside Australia) 61 3 9615 5970
Facsimile 61 3 9473 2529
web.queries@computershare.com.au
www.computershare.com
SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000	18 August 2003

Dear Noteholder

Conversion / Redemption of 6.5% Undated Unsecured Subordinated Convertible Notes

You are currently the holder of 6.5% undated unsecured subordinated convertible notes (the Notes) issued by Amcor Limited (Amcor) during 1994 with a face value of $9.35 each (the Principal Amount).

As you may be aware, the Notes are convertible into ordinary shares in Amcor by the Noteholder giving notice to Amcor at any time on or before 31 October 2003.  Amcor may redeem the Notes at any time on and from 1 November 2003.

The purpose of this letter is to inform you that on or about 10 November 2003 Amcor intends to redeem all Notes in respect of which it has not received a request for conversion on or before 31 October 2003.  A formal notice of redemption will be sent to you towards the end of September 2003.

Therefore, you may either:

•                 (conversion of Notes)  lodge a conversion request in respect of all or some (in multiples of 100) of your Notes on or before 31 October 2003 by completing the enclosed Conversion Notice and returning it to Amcor, c/- Computershare Investor Services Pty Limited in the reply paid envelope provided; or

•                 (redemption of Notes) hold on to your Notes and be repaid the Principal Amount on the redemption date (expected to be on or about 10 November 2003).

Please note that, to facilitate the redemption of the Notes on or about 10 November 2003, trading of the Notes on the Australian Stock Exchange is expected to cease at the close of business on 9 October 2003.  Therefore, in addition to the conversion or redemption of your Notes, you may sell your Notes on the Australian Stock Exchange up until 9 October 2003.

For your information, we set out below the highest and lowest market price for the Notes, and ordinary shares in Amcor, as traded on the Australian Stock Exchange between 1 January 2003 and 13 August 2003.

Security	Highest Market Price	Lowest Market Price
Convertible Notes	$11.25	$10.20
Ordinary Shares	$8.78	$7.68

Conversion of Notes

What is the process for converting my Notes?

In order to convert your Notes into ordinary shares you need to send a Conversion Notice to Amcor.  The notice must be received by Amcor on or before 31 October 2003.  Amcor will then convert your Notes into the correct number of ordinary shares with effect from five business days after receipt of the Conversion Notice (or, if the Conversion Date would otherwise be after 3 November 2003, with effect from 3 November 2003).

For example, if Amcor receives your Conversion Notice on Monday, 27 October 2003, your Notes will be converted into ordinary shares with effect from Monday, 3 November 2003 (ie. five business days after Amcor receives your Conversion Notice).

The number of ordinary shares to which you will be entitled is 1.27 ordinary shares for each Note which is converted, with any fractional entitlement in respect of the parcel being rounded up (if 0.5 or above) or down (if below 0.5) to the nearest whole share. That is, you will be entitled to 127 ordinary shares for every 100 Notes you convert.

Once your Notes have been converted into ordinary shares, Amcor will send a holding statement to you which will record the number of ordinary shares allotted to you and (if applicable) will also send a holding statement in respect of any unconverted Notes.

Does it matter when I convert my Notes?

If you want to convert your Notes into ordinary shares, Amcor must receive your Conversion Notice on or before 31 October 2003. If your Conversion Notice is received by Amcor:

•                  before 27 October 2003, you will be entitled to receive, in respect of the ordinary shares issued to you on conversion of the Notes, a dividend payment equal to any final dividend declared and paid by Amcor for the financial year ended 30 June 2003; or

•                  between 27 October 2003 and 31 October 2003 (both dates inclusive), you will be entitled to receive the final scheduled interest payment to be made to Noteholders on 31 October 2003.

That is, you are entitled to either a dividend payment equal to any final dividend declared and paid by Amcor for the financial year ended 30 June 2003 or the interest payment to be made to Noteholders on 31 October 2003.

However, as explained in more detail below, if you do want to convert your Notes into ordinary shares, you may wish to ensure that Amcor receives, or is taken to receive, your Conversion Notice between 27 October and 31 October 2003 so that you receive the 31 October 2003 interest payment on your Notes.

As shown by the above example, if Amcor receives your Conversion Notice between 27 October and 31 October 2003, the conversion of your Notes into ordinary shares will become effective after 31 October 2003.  Therefore, as you will continue to hold your Notes on 31 October 2003, you will be entitled to receive the interest payment to be made to Noteholders on that date.

Alternatively, if Amcor receives your Conversion Notice any time before 27 October 2003, you will be entitled to receive a dividend payment, which (as noted above) will be equal to any final dividend declared and paid by Amcor for the financial year ended 30 June 2003.

However, as the amount of the 31 October 2003 interest payment to be made on your Notes is expected to be more than the amount of Amcor’s 2003 final dividend on the shares issued on conversion of your Notes, you may wish to ensure that the conversion of your Notes occurs at the appropriate time so as to ensure you receive the 31 October 2003 interest payment instead of a dividend payment.  Separately, you should consider the taxation impact for you of receiving an interest payment or a dividend payment. Taxation information is dealt with later in this letter.

What if my Conversion Notice is delivered to Amcor before 27 October 2003, but I want to receive the interest payment?

To ensure that all converting Noteholders have an opportunity to receive the 31 October 2003 interest payment on their Notes, Amcor has prepared the enclosed Conversion Notice which operates to the effect that, unless you direct otherwise, if the Conversion Notice is delivered to Amcor before 27 October 2003 the Conversion Notice will be deemed to be received by Amcor on 27 October 2003. That is, the Conversion Notice will be held by Amcor on your behalf until 27 October 2003, on which date it will take effect and the Notes the subject of the Conversion Notice will be converted with effect from 3 November 2003 (ie. five business days after the Conversion Notice is taken to be received by Amcor).  In this way you will be entitled to receive the 31 October 2003 interest payment on your Notes (although you will not be allotted your ordinary shares in Amcor until on or after 3 November 2003).

If your Conversion Notice is delivered to Amcor between 28 October 2003 and 31 October 2003 (both dates inclusive), then by signing the Conversion Notice you agree that the Notes the subject of the Conversion Notice will be converted into ordinary shares with effect from 3 November 2003 (being less than five business days after the Conversion Notice is received by Amcor).  Once again, in this situation, you will be entitled to receive the 31 October 2003 interest payment on your Notes.

However, if Amcor receives your Conversion Notice before 27 October 2003 and you want to be allotted your ordinary shares before 3 November 2003, or you want to receive any dividend payment on the ordinary shares resulting from the conversion of your Notes, you must mark the box on the front page of the Conversion Notice, in which case Amcor will convert your Notes into ordinary shares with effect five business days after physical delivery of the notice to Amcor.

If, for whatever reason, you do want to convert your Notes into ordinary shares so as to receive a dividend payment equal to any final dividend declared and paid by Amcor for the financial year ended 30 June 2003, you may wish to provide Amcor with a Conversion Notice before close of business on 4 September 2003 so as to enable you to receive that dividend payment as soon as possible (ie. on the scheduled payment date for the final dividend, being 1 October 2003).  Regardless, as noted above, if Amcor receives your Conversion Notice any time before 27 October 2003 (and you have marked the box on the Conversion Notice), you will be entitled to receive any such dividend payment.

Redemption of Notes

If you want to have your Notes redeemed, you do not need to take any action.  Instead, Amcor will pay you:

•                  on 31 October 2003, the final scheduled interest payment in respect of your Notes (being approximately 30 cents per Note); and

•                  on or about 10 November 2003, the Principal Amount, plus any supplemental interest that has accrued since 1 November 2003.

Taxation information

For your information, we enclose a memorandum explaining some general taxation implications of converting and redeeming your Notes.  However, this information is simply a general guide and, accordingly, you are advised to seek your own independent taxation and financial advice with respect to your particular circumstances.

More information

If you have any queries or require further information, please contact Chris Ricketson, Assistant Company Secretary, Amcor Limited on (within Australia) (03) 9226 9015, (outside Australia) +61 3 9226 9015.

As this letter is only a general explanation of the conversion and redemption process and does not take your personal circumstances into account, if you are unsure as to whether to convert your Notes or have your Notes redeemed, you should seek independent financial advice.

Yours sincerely

/s/ Bert Guy
Bert Guy
Company Secretary

Amcor Limited
ABN 62 000 017 372

Taxation Information

Amcor 6.5% Undated Unsecured Subordinated Convertible Notes

The taxation information contained in this letter is a general guide to the principal Australian tax consequences applicable to you if:

•                  you are a resident of Australia for income tax purposes; and

•                  you hold your Notes on capital account.

It does not address the tax implications for non-residents or taxpayers who are dealers, brokers, traders in securities or other investors who hold their Notes on revenue account.

The tax implications to you of redeeming or converting your Notes will, of course, depend on your particular circumstances and, accordingly, you are advised to seek your own independent advice.

Conversion of Notes

What are the usual tax implications of converting Notes?

If you choose to convert your Notes into ordinary shares in the capital of Amcor, you may make a gain or loss upon conversion which is taxable on revenue account under the traditional securities provisions of the Income Tax Assessment Act 1936 (the Tax Act).

The market value of the shares you receive upon conversion of your Notes will generally need to be compared with the amount you paid for those Notes.  If the market value of the ordinary shares you receive exceeds the amount you paid for the Notes, you will make a gain which is taxable on revenue account.  On the contrary, if the market value of the ordinary shares you receive is less than the amount you paid for your Notes, you will generally be entitled to a deduction equal to the difference.

Are there tax implications if I subsequently sell the shares I receive on conversion?

If you subsequently sell or dispose of your ordinary shares in Amcor, the capital gains tax (CGT) provisions will apply. The amount of any capital gain is calculated by comparing the cost base of your shares with the consideration which you receive for the disposal of them.

The cost base of the shares you receive upon conversion of your Notes will generally be equal to the sum of the amount which you paid to acquire the Notes and the amount of any gain that you are required to include in your assessable income at the time of conversion.  If you do not make a gain at the time of conversion, the cost base of your ordinary shares will generally be equal to the amount you paid to acquire the Notes.

As the number of ordinary shares to which you will be entitled is 1.27 ordinary shares for each Note which is converted, it will be necessary to appropriately apportion your cost base in the Notes and any assessable gain you make upon conversion across the Amcor shares you receive upon conversion.

For example:

Assume that you hold 1,000 Notes for which you paid $9.35 each.  The cost base of your Notes is $9,350.  If you choose to convert all of these Notes (on a 1:1.27 basis), you will receive 1,270 ordinary shares in Amcor.  If the market value of the Amcor shares is $8.00 on the day that you receive them, you will be taken to have received consideration of $10,160 for the purposes of the Tax Act and will be required to include in your taxable income an assessable gain of $810 (being the difference between $10,160 and $9,350).

Your cost base of these ordinary shares for CGT purposes equals the sum of your cost of the Notes ($9,350) and the gain that was assessable to you in respect of the conversion ($810).  This provides a total cost base in respect of your shares of $10,160.  This cost base may be apportioned across your shares to give you a cost base for each share of $8, which will be used to determine whether you have a taxable capital gain or loss when you ultimately sell or dispose of those shares.

Certain taxpayers who hold shares in Amcor for more than 12 months may be entitled to reduce the amount of any nominal capital gain arising on disposal of their shares by a discount factor.  For the purpose of applying this discount factor, Amcor shares acquired on the conversion of your Notes will be treated as being acquired on the date of issue of those shares, and not on the date of acquisition of the convertible notes.

Implications of the time at which you choose to convert your Notes

As indicated in the accompanying letter, unless you direct otherwise, Conversion Notices received by Amcor before 27 October 2003 will be deemed to be received by Amcor and take effect on 27 October 2003.  In this way, you will be entitled to receive the 31 October 2003 interest payment on your Notes.

If Amcor receives your Conversion Notice before 27 October 2003 and you mark the box on the front page of the Conversion Notice (indicating that you want to convert your Notes into ordinary shares in Amcor with effect 5 business days after the physical delivery of the notice to Amcor), your Notes may convert into ordinary shares before 27 October 2003.  In that situation, you will be entitled to receive a dividend payment equal to any final dividend declared and paid by Amcor for the financial year ended 30 June 2003.

If you receive the 31 October 2003 interest payment in respect of your Notes, that interest amount will be included in your assessable income and subject to tax.

If you receive a dividend in respect of ordinary shares, that dividend amount will be included in your assessable income. The amount of tax that you will be required to pay in respect of that dividend will depend, in part, on the extent to which the dividend is franked.

Redemption of Notes

What are the usual tax implications of redeeming Notes?

If your Notes are redeemed by Amcor, and the amount which you receive on redemption exceeds the amount you paid for the Notes, you will be required to include the difference in your assessable income under the traditional securities provisions of the Tax Act.  If the consideration you receive on redemption of your Notes is less than the amount you paid for the Notes, you will generally be entitled to a deduction equal to the difference.

If your Notes are redeemed by Amcor, you will receive the final scheduled interest payment to be made to Noteholders on 31 October 2003 plus a further interest payment in respect of the period from 1 November 2003 to the date of redemption (which is expected to be on or about 10 November 2003).  These interest amounts will also be included in your assessable income.

All correspondence to:
Computershare Investor Services Pty Limited
Amcor Limited	GPO Box 52 Melbourne
ABN 62 000 017 372	Victoria 8060 Australia
Enquiries (within Australia) 1300 302 459
(outside Australia) 61 3 9615 5970
Facsimile 61 3 9473 2529
web.queries@computershare.com.au
www.computershare.com
SAMPLE CUSTOMER
SAMPLE STREET	Securityholder Reference Number (SRN)
SAMPLE STREET
SAMPLE STREET SAMPLE STREET SAMPLETOWN TAS 7000
I 1234567890 I N D

Conversion Notice	Notes held at 13 August 2003 XXXX

6.5% Undated Unsecured Subordinated Convertible Notes (1994)

Words beginning with a capital letter used below which are not otherwise defined in this Notice shall have the meaning given to them in the Trust Deed dated 21 January 1994 between Amcor Limited (Amcor) and Perpetual Trustees Victoria Ltd (ACN 004 027 258).

I/We hereby give notice of conversion in respect of all of the 6.5% undated unsecured subordinated convertible notes of Amcor (the Notes) that I/we hold, unless I/we have specified below a lesser number of Notes (being a multiple of 100), in which case this Notice will relate to the number of Notes so specified, namely                                            (being a multiple of 100).

Delivery of Conversion Notice before 27 October 2003

I/We hereby acknowledge and agree that, unless I/we have marked the box below, if this Conversion Notice is delivered to Amcor before 27 October 2003, this Conversion Notice is not to be taken as received and is not to be acted on by Amcor until 27 October 2003, and is to be held by Amcor until that date, whereupon on 27 October 2003 this Conversion Notice is to take effect such that Amcor shall convert my/our Notes the subject of the Conversion Notice into the appropriate number of ordinary shares in Amcor with effect five Business Days after 27 October 2003, and I/we will receive the interest payment on the Notes to be made on 31 October 2003.

DO NOT MARK THE BOX IF YOU WANT TO CONVERT YOUR NOTES AND RECEIVE THE FINAL INTEREST PAYMENT TO BE PAID ON 31 OCTOBER 2003.

☒

By marking this box with an “x”, I/we acknowledge and agree that if this Conversion Notice is delivered to Amcor any time before 27 October 2003, I/we want Amcor to convert my/our Notes the subject of the Conversion Notice into the appropriate number of ordinary shares in Amcor with effect five Business Days after physical receipt by Amcor of the Conversion Notice and acknowledge that I/we will not receive the interest payment on the Notes to be made on 31 October 2003, but will be entitled to receive, in respect of the ordinary shares issued to me/us on conversion, a dividend payment equal to any final dividend declared and paid by Amcor for the financial year ended 30 June 2003.

Delivery of Conversion Notice between 28 October 2003 and 31 October 2003

If this Conversion Notice is delivered to Amcor between 28 October 2003 and 31 October 2003 (both dates inclusive), I/we hereby acknowledge and agree that I/we will receive the interest payment on my/our Notes to be made on 31 October 2003 and that Amcor will convert my/our Notes the subject of the Conversion Notice into the appropriate number of ordinary shares in Amcor with effect from 3 November 2003, being a conversion date which is less than five Business Days after the date on which this Conversion Notice is received by Amcor.

Please sign within the boxes in accordance with the instructions overleaf.

Individual or Securityholder 1	Securityholder 2	Securityholder 3

Director	Director/Company Secretary	Sole Director and Sole Company Secretary

	Contact Phone Number (Business Hours)	Contact Name
If convenient, please provide your telephone number in case we need to contact you.

Instructions

1.              By signing and returning this Conversion Notice you acknowledge that you have read and understood the terms and conditions of this notice and agree that your conversion request is made on the terms and conditions of this Conversion Notice.

Joint Holders - all holders must sign.

Under Power of Attorney - a certified copy of the Power of Attorney must accompany this form.  Where this form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power or the death of the donor of the power.

Deceased Estate - all executors should sign and a certified copy of Probate or Letters of Administration must accompany this form.

Company - this form must be signed by 2 directors, a director and company secretary or, in the case of a company with a sole director who is also the sole company secretary, the sole director.

2.              This Conversion Notice will not be effective unless received between 1 July 1995 and 31 October 2003 (both dates inclusive) and unless otherwise given in accordance with Condition 3 of the Notes.

Lodgement of Conversion Notice

Conversion Notice forms must be received at the Melbourne office of Computershare Investor Services Pty Limited on or before 31 October 2003.

Return the Conversion Notice using the reply paid envelope provided or to:

Postal Address:	Delivery Address:	Facsimile:
Computershare Investor Services Pty Limited	Computershare Investor Services Pty Limited	(within Australia)
GPO Box 52	Level 12	(03) 9473 2529
Melbourne VIC 8060	565 Bourke Street	(outside Australia)
AUSTRALIA	Melbourne VIC 3000	+61 3 9473 2529
AUSTRALIA

Privacy

Personal information is collected on this form by Computershare Investor Services Pty Limited (“CIS”), as registrar for securities issuers (“the issuer”), for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or E-mail privacy@computershare.com.au

News Release

For Release: 21st August, 2003

RESULTS FOR 12 MONTHS ENDED June 2003

The full year result continues the trend of six years of strong earnings growth.

Returns continue to be above the cost of capital.

Amcor is confident of solid earnings growth in the current year.

A$m	2002	2003

Sales	7,472	10,710	+43.3%
PBITA	622.4	869.3	+39.7%
PAT – pre goodwill amortisation (1)	335.0	517.9	+54.6%
PAT – post goodwill amortisation (1)	280.5	379.1	+35.2%
Significant items (2)	534.8	(70.1)
PAT after significant items	815.3	309.0	-62.1%
EPS-pre goodwill (3)	50.3	62.0	+23.3%
EPS-post goodwill (3)	42.1	45.4	+7.8%
Cash flow from operations	694.2	944.8	+36.1%
Dividend (cents)	28.0	30.0	+7.1%

(1)          Calculated after deducting the coupon payment of $52.3 million ($36.4 million last year) for the Perpetual Amcor Convertible Reset Securities (PACRS).

(2)          The significant item was the planned restructuring cost of $70.1 million relating to restructuring in the PET and Closures operations, resulting from the Schmalbach-Lubeca acquisition.

(3)          EPS calculated after deducting the PACRS coupon from profit after tax and before significant items.

Key Ratios

	2002	2003

PBITA/Ave Funds Inv. (%)	12.8	11.2
Return on Ave Equity (%)	12.1	9.8
Net Debt/(Net Debt + Equity) (%)(1)	(6)	33
Net PBITA interest cover (times)(2)	3.9	4.2
NTA per share (A$)	4.07	2.68

(1) Convertible notes treated as debt.

(2) All hybrids treated as debt

HIGHLIGHTS(1)

•                  Profit after tax and pre significant items up 35.2% from $280.5 million to $379.1 million.

•                  Earnings per share up 7.8% from 42.1 cents to 45.4 cents.

•                  Earnings per share pre goodwill amortisation up 23.3% from 50.3 cents to 62.0 cents

•                  Returns for Amcor remain above its weighted average cost of capital of 9.1% with PBITA/ Average Funds Invested of 11.2%.

•                  Strong operating cash flow of $944.8 million for the 12 months to June 2003 up from $694.2 million in 2001/02.

•                  Successful integration of the Schmalbach-Lubeca PET and Closure acquisition with all key performance targets achieved.

•                  The PET business experienced strong growth with volumes for the year  up 11% on a like for like basis.

•                  Amcor Flexibles Europe continued its excellent progress in the integration of the three-way merger and PBITA to sales margins increased from 4.7% to 6.2%.

•                  Amcor Australasia continued to improve earnings and returns are above 15% for the first time.

(1)          All figures are after the payment of PACRS interest and before significant items.

EARNINGS PER SHARE

Compound earnings growth over the past three years of 9.5%

Compound earnings growth over the past three years of 15.4%

Further enquires
Russell Jones	John Murray
Managing Director	Executive GM Corporate Affairs
Amcor Limited	Amcor Limited
Phone: 61 3 9226 9001	Phone: 61 3 9226 9005

Amcor Limited ABN 62 000 017 372

679 Victoria Street Abbotsford Victoria 3067 Australia

GPO Box 1643N Melbourne Victoria 3001 Australia

Telephone: 61 3 9226 9000 Facsimile: 61 3 9226 9050

www.amcor.com

AMCOR

Consolidated Statement of Profit

A$m	2002	2003

Net sales	7,472.4	10,709.9
Profit from trading	909.0	1,337.7
- Dep’n & amort.	(341.1)	(607.2)
Profit before interest & tax	567.9	730.5
- Net interest (ex PACRS)	(121.5)	(155.2)
- PACRS interest	(36.4)	(52.3)
Profit before tax	410.0	523.0
- Income tax	(120.2)	(127.1)
- Minority interests	(9.3)	(16.8)
Profit after tax before significant items	280.5	379.1

Consolidated Cash Flow Statement

A$m	2002	2003

Profit after tax	280.5	379.1
- Dep’n & amort.	341.1	607.2
- Change in provisions and other items	72.6	(41.5)
Cash Flow from Operations before significant items	694.2	944.8

Significant items	775.0	(32.6)

Net Capital Expenditure	392.5	832.2
Increase / (Decrease) in working Capital	(174.9)	89.8

Consolidated Balance Sheet

A$m	2002	2003

Current Assets	4,591	2,934
Property, Plant & Equipment	3,183	4,296
Intangibles	718	1,957
Investments & Other Assets	350	375
Total Assets	8,842	9,562

Short-term debt	362	1,009
Long-term debt	1,145	1,004

Creditors & Provisions	2,225	2,467

Convertible Notes	543	446

Shareholder’s Equity (incl PACRS)	4,567	4,636
Total Liabilities & Shareholders’ Equity	8,842	9,562

Segmental Analysis

	2002					2003
	Sales	PBITA	Goodwill	PBIT	ROAFI	Sales	PBITA	Goodwill	PBIT	ROAFI
	($m)	($m)	($m)	($m)	(%)	($m)	($m)	($m)	($m)	(%)
Amcor Australasia	2,367.7	254.2	(15.5)	238.7	14.6	2,455.7	282.8	(15.7)	267.1	15.6
Amcor PET Packaging	802.5	79.2	(10.3)	68.9	10.4	3,236.2	305.6	(81.0)	224.6	10.3
Amcor Flexibles Europe	1,976.6	93.2	(9.7)	83.5	8.6	2,170.3	133.6	(12.5)	121.1	11.0
Amcor Sunclipse	1,413.2	95.2	(17.1)	78.1	15.2	1,299.0	84.8	(16.3)	68.5	15.0
Amcor Rentsch & Closures	611.3	48.6	(1.0)	47.6	13.3	1,310.6	84.1	(12.6)	71.6	8.2
Amcor Asia	310.4	44.5	(0.9)	43.6	13.4	263.4	32.1	(0.6)	31.5	11.0
Divisional Total	7,481.7	614.9	(54.5)	560.4		10,735.2	923.0	(138.7)	784.4
Investments / Other		7.5	—	7.5			(53.7)	(0.1)	(53.9)
Intersegmentals	(9.3)					(25.3)
TOTAL	7,472.4	622.4	(54.5)	567.9	12.8	10,709.9	869.3	(138.8)	730.5	11.2

Final Dividend

Directors have declared a final dividend of 15 cents per share, 40% franked at 30 cents in the dollar. The total dividend for the year is 30 cents compared with a total dividend of 28 cents last year. The record date for the final dividend is 11 September 2003 and will be mailed to shareholders on 1 October 2003.

The Dividend Reinvestment Plan (DRP) remains in operation with a discount of 2.5%. This discount will be calculated on the arithmetic average of the daily weighted average market price for the nine business days September 15 to 25, 2003 inclusive.

Accounting Principles

The financial statements are based on the audited accounts of Amcor Limited and its controlled entities and have been prepared according to Australian Generally Accepted Accounting Principles.

In line with Australian GAAP, the Perpetual Amcor Convertible Reset Securities (PACRS) are treated as equity with distribution payments treated as an appropriation of profit. The amount of PACRS distribution for the year ended 30 June 2003 was $52.3 million compared with $36.4 million for the previous year.

Significant Items

Significant items for the year ended 30 June 2003 were a loss of $70.1 million compared with a profit of $534.8 million last year.

All significant items for 2002/03 are for restructuring and related costs arising from the acquisition of Schmalbach-Lubeca’s PET and Closures operations. In the past, these costs would normally have been classified as goodwill but in accordance with revised accounting standards, these costs are now required to be taken to the profit and loss account.

The main item impacting last year’s significant items was the profit on sale of the company’s investment in Kimberly-Clark Australia Pty Ltd.

2

AMCOR

AUSTRALASIA

A$m	2002	2003

Net sales	2,368	2,456
Change (%)		+3.7

PBITA	254.2	282.8
Change (%)		+11.3

Operating margin (%)	10.7	11.5
Average funds invested ($m)	1,739	1,815
PBITA/Ave funds inv. (%)	14.6	15.6

Sales by Product Group

A$m	2002	2003

Fibre	1,016	1,077
Cartons	225	217
Board	77	75
Flexibles / Plastic	417	426
Metals	544	535
Other	89	126

Total	2,368	2,456

Amcor Australasia experienced another strong year with profit before interest, tax and amortisation (PBITA) up 11% to $282.8 million and sales rising 4% to $2,456 million.  Sound asset management together with the profit improvement resulted in the return on average funds invested increasing from 14.6% last year to 15.6% in 2003.

In the Fibre Packaging segment, Corrugated Box volumes were up 6%.  More settled industrial conditions in Australia underpinned volume growth of 7% with 2% volume growth in New Zealand.  Earnings improved both in Australia and New Zealand due to continued productivity gains, fibreboard rationalisation initiatives and price increases recovering cost increases.  Recent restructuring initiatives will assist in further lowering our cost base and returns are expected to continue to improve.

The recycled paper mills buoyant first half continued with strong domestic demand while export pricing held their first half levels.  The mills continue to operate efficiently and were assisted by paperboard specification rationalisation. Wastepaper collections totalled 815,000 tonnes for the year up 4% on the prior year.  Both the Functional Coatings and Recycling businesses continue to perform well.

The Folding Carton business consists of a paper mill at Petrie in Queensland as well as a number of conversion plants in Australia and New Zealand.

The Petrie Mill experienced strong domestic demand and excellent productivity levels, which offset some volume losses in the conversion business. During the year a $55 million upgrade was approved for the Petrie Mill to improve the board quality and in the conversion business there was a restructuring of operations, which included labour force reduction of 6%.  These initiatives will underpin earnings growth and improving returns.

The Sacks business continues to focus on the dairy market, with innovative new products that reduce transport costs of bulk products.  The drought conditions impacted volumes for the year, which were down 9%.  However, the new sack line in Victoria and strong customer support will deliver improved returns in the coming year.

In Metal Packaging, the Beverage Can business had a solid year with volumes up 2% on the previous year.  Pre-mixed alcoholic beverages and soft drink multipack promotions were the main drivers of growth.  Strategic capital investment totalling $30 million was approved for product development initiatives that include shaped and poly coated steel cans and a new low cost can end.

The Food Can business continued to perform well, despite being impacted by the drought.  With the closure of the plant at Dandenong, the business now has three focused manufacturing plants in the Goulburn Valley, Brisbane and Hamilton in New Zealand.  Long-term supply contracts with major customers and a lower cost base will ensure improving earnings and returns.

In Plastics, the Flexible Packaging business achieved volume growth of 3%, which was slightly below expectations due to the drought conditions affecting dairy and produce segments of their market. Earnings and returns rose year on year and with further capital investment targeted at cost reductions, a strong focus on product development together with synergies flowing from Amcor Flexible Europe and the recent acquisition of Flexoprint in New Zealand, the business is positioned to deliver a 15% return.

The PET business experienced a competitive market with good volume growth in the hot fill and pharmaceutical markets. The Closure business performed well in competitive markets.  The recent acquisition of the assets of the ACI Metal Twist Closures business assists in strengthening this business going forward.

The Glass wine bottle operation exceeded expectations generating a positive earnings contribution for the year.  A trouble free start up, strong customer support with sales above forecast and excellent productivity levels were the key drivers to the earnings contribution.  Current demand, which is underpinned by long-term supply agreements, is matching the existing capacity of the furnace.  Growth rates in the export wine market remain strong and during the year we obtained customer support to enable the justification of a further investment of $115 million in a second furnace that will come on stream in the first half of 2005.

3

AMCOR PET PACKAGING

A$m	2002	2003

Net sales	803	3,236
Change (%)		+302
Change due to Volume & price ($m)		2,519
Currency translation ($m)		(86)

PBITA	79.2	318.6 *
Change (%)		+302
Change due to Business performance ($m)		247.9
Currency translation ($m)		(8.5)

Operating margin (%)	9.9	9.8
Average funds invested ($m)	760	2,962
PBITA/Ave funds inv. (%)	10.4	10.8

*     The segmental PBITA is $305.6 million.  The difference is a $13 million, one-off for asset writedown in the business, mostly in Latin America.  The underlying operating result is $318.6 million and it is this PBITA that is the most appropriate to look at when considering margins and returns.

Exchange Rates

Profit & Loss statement	2002	2003
A$ / US$	0.52	0.59

Balance Sheet	Jun 02	Jun 03
A$ / US$	0.56	0.67

Amcor’s PET Packaging business had a successful year with volumes up 11%, on a comparable year basis, to 27.7 billion containers.  Growth in the higher margin custom business was 27% with this business segment now representing 16% of total sales volume.

PBITA was up 302% to $318.6 million, reflecting the acquisition of Schmalbach-Lubeca as well as strong volume growth in all sectors of the market.

Returns on average funds invested was 10.8%.  This was in line with expectations and ensures that with continued strong volume growth the business can continue to target a return of 15%.

The business in the United States showed particularly strong volume growth of 23%.  This is due to underlying volume growth in the bottled water market and continued penetration of single serve juices and sports drinks.

Custom bottle growth was 25% continuing the strong trend in this higher margin segment over the past few years.  The Canadian business experienced volume growth of 12%, mainly attributable to increased demand in the water segment.

The North American business yielded a 22% earnings growth over prior year on a comparable basis due to increased demand for PET bottles and the benefit of synergies.

In Latin America, overall volumes were in line with the prior year.  In Mexico, volumes were up strongly, particularly in the higher margin custom business driven mainly by the rapid growth of sports drink and juice containers.

In Brazil, volumes were down due to a rationalisation of the customer base, while in Argentina, the overall market is slowly recovering from the 2002 economic crisis.  For the Latin American region, earnings were above expectations and significantly ahead of last year.

In Europe, volume growth for the year was 4%, but with an improved performance in the second half where volumes were up 6%.  There was continued strong growth in the UK, France and Spain, while volumes in Germany were impacted by government deposit legislation and were well down.

Earnings in Europe for the year were up 18%, after being slightly lower for the first half.  The UK operations had strong growth in earnings, however the delayed start-up of the new recycling facility at Beaune had an adverse impact.  Elsewhere, expectations were largely met and custom containers continue to grow as a percentage of the overall product mix.

The PET business continues to experience significant new growth opportunities and during the year over $290 million, excluding the acquisition of Alcoa’s PET operations in Latin America, was approved for expansion consisting of 26 injection moulding machines and 29 blow moulding machines.  All of this new capital is expected to deliver an incremental return in excess of 20% by the end of the third year of operations.

This expenditure will help underpin volume growth across all market segments, especially for the continued expansion in custom products, and will support cost reduction initiatives to counter market pricing pressures.

The 2002/2003 fiscal year marks the first full year of operation after the acquisition of Schmalbach -Lubeca’s PET business. The business ends the year having completed its restructuring program, met its synergy targets, and implemented an integrated worldwide management structure.

4

AMCOR FLEXIBLES

A$m	2002	2003

Net sales ($m)	1,977	2,170
Change (%)		+9.8
Change due to:
Volume & price ($m)		109
Currency translation ($m)		84

PBITA	93.2	133.6
Change (%)		+43.3
Change due to:
Business performance ($m)		36.4
Currency translation ($m)		4.0

Operating margin (%)	4.7	6.2
Average funds invested ($m)	1,083	1,216
PBITA/Ave funds inv. (%)	8.6	11.0

Exchange Rates

Profit & Loss statement	2002	2003
A$ / Euro	0.58	0.56

Balance Sheet	Jun 02	Jun 03
A$ / Euro	0.57	0.58

Amcor Flexibles Europe (AFE) continued to make excellent progress with PBITA for the year up 43.3% to $133.6 million.  Return on funds invested increased from 8.6% to 11.0%.  This good performance was achieved in an environment of volatile raw material prices and uncertain economic conditions, particularly in France and Germany in the second half of the year.

The EBITA to sales margin improved from 4.7% to 6.2%. Further improvements are expected to come from ongoing cost reductions and new product developments in the current year.

The primary focus for the year was to improve the product mix to higher margin products and actively manage the impact of volatile raw material prices.  As a result, volumes were flat, however the added value improved in all market sectors and raw material price increases were successfully managed through strong relationships with our customers and suppliers.

The two most recent acquisitions, Rexam Food Flexibles and Tobepal have exceeded expectations in both integration and financial performance.

The portfolio restructuring programme continued during the year with the sale of the non-core Unibag business in Denmark at the start of the year, the acquisition of the Leaderpack (Portugal) minorities in July, the closure of the Dutch Flexibles business at Haarlem in August 2002 and the closure of the small Synco operation in Belgium in December 2002.  Further minor restructuring continued at a number of plants with the resultant improvement in the operating cost base.  Synergies from the three-way merger in June 2001 continue to remain ahead of expectations.

During the year emphasis was placed on plant focus, product leadership and innovation (PL&I) and customer service.  The success of the PL&I strategy strengthened AFE’s customer and product portfolio.  Substantial improvements were also achieved in customer satisfaction, with service, quality and on-time deliveries contributing to stronger customer relationships.

The small North American business performed well and along with other non-European Amcor flexibles operations, is delivering synergies from its association with a large European flexibles Group.

The second half of the year saw softer demand due to the economic weakness in France and Germany and as a result order books were generally weaker than normal going into the summer period.  However, AFE is confident that the market focus and PL&I strategy will continue to deliver performance improvements in an uncertain environment.

Industry consolidation is expected to continue in the European flexible packaging and AFE will be an active participant, but with the emphasis on value and strategic enhancement.

5

AMCOR SUNCLIPSE

NORTH AMERICA

A$m	2002	2003

Net sales	1,413	1,299
Change (%)		(8.1)
Change due to
Volume & price ($m)		37
Currency translation ($m)		(151)

PBITA	95.2	84.8
Change (%)		(10.9)
Change due to Business performance ($m)		(0.2)
Currency translation ($m)		(10.2)

Operating margin (%)	6.7	6.5
Average funds invested ($m)	625	567
PBITA/Ave funds inv. (%)	15.2	15.0

Exchange Rates

Profit & Loss statement	2002	2003
A$ / US$	0.52	0.59

Balance Sheet	Jun 02	Jun 03
A$ / US$	0.56	0.67

For the year Amcor Sunclipse’s PBITA was flat in local currency terms, after being up 8% in the first half.  In $A terms, PBITA was down 10.9% for the year to $84.8 million.

In the second half, poor economic conditions coincided with the war in Iraq, reducing demand across all segments of the business.

By careful management of costs and working capital, the business delivered a strong return on funds invested of 15.0% and is well positioned to improve on this as the economy improves.

The Manufacturing business consists of three corrugated sheet operations and 11 manufactured packaging product facilities specializing in corrugated boxes.

For this business, cost containment efforts were not able to keep up with reduced prices and margins with profits down by 10%. Competition and difficult economic conditions were especially prevalent in the main area of operation, Southern California.

Distribution operates 35 divisions in the United States and four operations in Mexico.  The Mexican operations experienced a reduction in demand as increased NAFTA tariffs resulted in several multinational customers moving manufacturing operations  from Mexico to Asia.  In response the Mexican operations have increased their focus on locally based opportunities.

The distribution business’s largest United States sales regions are Southern California, Northern California and Texas.  The Northern Californian operations continue to experience reduced demand from the technology sector and has increased their focus on wine and produce opportunities.  Southern California and Texas operations generally experienced flat activity.

Overall the business grew sales by 4.8% and margins remained stable despite intense competitive pressure caused by the severe contraction in business activity.

Several aggressive initiatives were undertaken to preserve profitability and to place the business in a strong strategic position for the eventual recovery in the economy.

The trainee sales force was increased by 11% over the year increasing the ability to penetrate both new and existing accounts.  Best practices in the areas of procurement and logistics proved effective in defending market share, maintaining profitability and improving customer service.  Specifically, worldwide purchasing, the development of a hub and satellite logistics network and inventory rationalisation projects yielded positive results.  It is expected that the benefits from these initiatives will be fully realised when the economy improves.

There is cautious optimism that the economic outlook will gradually improve during the year, however any recovery is unlikely to positively impact until the end of calendar 2003.

Competition will continue to be difficult especially for Manufacturing.  However, it is anticipated that there will be meaningful improvement in earnings and returns in fiscal year 2004.

6

AMCOR CLOSURES

A$m	2002	2003

Net sales	611	1,311
Change (%)		+115
Change due to Volume & price ($m)		693
Currency translation ($m)		7

PBITA	48.6	84.1
Change (%)		+73.0
Change due to Business performance ($m)		35.5
Currency translation ($m)		0.0

Operating margin (%)	8.0	6.4
Average funds invested ($m)	364	1,020
PBITA/Ave funds inv. (%)	13.3	8.2

Exchange Rates

Profit & Loss statement	2002	2003
A$ / €	0.58	0.56
A$ / US$	0.52	0.59

Balance Sheet	Jun 02	Jun 03
A$ / €	0.57	0.58
A$ / US$	0.56	0.67

Sales by Product Group

A$m	2002	2003

Cartons	478	549
Closures	61	704
Other	72	58
TOTAL	611	1,311

AMCOR RENTSCH

Amcor Rentsch

Amcor Rentsch is the European leader in tobacco packaging and a leading supplier of specialty folding cartons for the cosmetics and confectionary industries.  The business is headquartered in Switzerland and has manufacturing plants in Switzerland, France, Germany, Republic of Ireland, Poland, Portugal, Russia and Spain.

Amcor Rentsch had a strong year with sales up 15% to $549 million and profit before interest, tax and goodwill amortisation up significantly.

Volumes were particularly strong in Russia with the third printing press installed at Novgorod in November, operating at full capacity.  Amcor is reviewing options to further increase capacity in Russia to meet ongoing customer demand.

Volume growth in Western Europe was helped by the implementation of the European Union’s directive for new health warnings on cartons.  New designs from customers led to strong sales for product development services.

The business will be starting up a new press in Portugal in late 2003, to meet increased volumes resulting from a new contract in the Southern European market.

Amcor Closures

In January 2003 Amcor announced the sale of its 65% holding in the North American metal and plastic closure business to its joint venture partner Silgan Holdings, via an existing agreement where Silgan Holdings exercised its right to acquire Amcor’s shareholding.

Subsequent to year end, Amcor has also sold its plastic tub business for $36 million. This business did not make a positive contribution to earnings for the 2003 year.

The Closures business segment consists of 10 metal and plastic closure plants in 9 countries as well as the specialty packaging businesses of rigid tubs and plastic tubes.

For the White Cap Closures operations, volumes for the year were down 3.6% due to a combination of the impact of deposit legislation in Germany, the weaker economy in Europe and the political situation in Venezuela.  The business continues to focus on ongoing cost cutting initiatives to improve operating productivity.

The expansion of the plastic closure capacity in Poland is on schedule with production expected to commence by January 2004.

The new plant in the Philippines has commenced operations and is supplying an innovative proprietary closure technology to an important food customer in the Asian region.

The 51% owned plastic closure joint venture with Bericap in North America operates two plants, one in Ontario and a new plant in California, which commenced production in July 2002.  Sales for the year were up 12%, mainly due to the start-up of this new plant.  The weakness in the US$impacted margins in Canada for those closures exported to the United States.

7

AMCOR

ASIA

A$m	2002	2003

Net sales	310	263
Change (%)		(15.2)
Change due to Volume & price ($m)		(21)
Currency translation ($m)		(26)

PBITA	44.5	32.1
Change (%)		(27.9)
Change due to Business performance ($m)		(8.6)
Currency translation ($m)		(3.8)

Operating margin (%)	14.4	12.2
Average funds employed ($m)	332	291
PBITA/Ave funds inv. (%)	13.4	11.0

Exchange Rates

Profit & Loss statement	2002	2003
A$ / Sing$	0.94	1.03

Balance Sheet	Jun 02	Jun 03
A$ / Sing$	1.00	1.17

Sales by Product Group A$m

A$m	2002	2003

Corrugated	130	119
Tobacco	143	109
Flexibles and others	37	35

Total	310	263

Amcor Asia which operates 16 plants in five countries had a difficult year with PBITA down 21% in local currency terms.  In Australian dollar terms PBITA was down 28% to A$32 million.

After a flat first half, the economies of Asia were severely impacted by the SARS virus and the advent of the war in Iraq.

Sales were down 15.2% and returns on funds invested dropped from 13.4% to 11.0%.

The corrugated business, which has exposure to a broad range of industries, faced unstable paper prices and a substantial fall in demand.  The plant in Southern China, at Dongyuan was particularly hard hit by the SARS virus.

The tobacco carton business performed satisfactorily, although the plant in Beijing was severely impacted when distribution in that city almost came to a halt during the SARS period.

The two flexible plants in China continued to improve and earnings were up on last year.

With the region recovering from the SARS epidemic, it is anticipated that results will gradually improve during the year.

8

News Release

For Release : Thursday, August 21, 2003

AMCOR PURCHASES AMCOR FLEXIBLES EUROPE MINORITIES

Amcor announces today that it has purchased the 28.1% minority stake in Amcor Flexibles Europe from Danisco and Ahlstrom for €99.5 million (A$173 million).

The purchase price represents a trailing EBITDA multiple of around 6.4 times less the debt.  The effective date will be July 1.

Amcor’s Managing Director, Russell Jones, said: “In buying out the minority partners in Amcor Flexibles Europe we have ensured that Amcor obtains 100% of the synergies and growth going forward.

“The purchase price of $173 million represents 6.4 times the fiscal 2003 EBITDA less the debt and ensures that the acquisition is earnings per share positive in the current year.

“Amcor Flexibles Europe has successfully integrated the three businesses over the past two years and this year increased operating margins from 4.7% to 6.2% with return on funds invested up from 8.6% to 11.0%.

“Going forward, we anticipate further strong growth from the flexibles business.”

ENDS

For further information please contact:

Russell Jones	John Murray
Managing Director	Executive General Manager, Corporate Affairs
Amcor Limited	Amcor Limited
Ph: +61 3 9226 9001	Ph: +61 3 9226 9005

Amcor Limited ABN 62 000 017 372

679 Victoria Street Abbotsford Victoria 3067 Australia

GPO Box 1643N Melbourne Victoria 3001 Australia

Tel: 61 3 9226 9000 Fax: 61 3 9226 9050

www.amcor.com

News Release

For Release: Thursday, August 21, 2003

AMCOR ANNOUNCES ACQUISITION OF REXAM’S HEALTHCARE
FLEXIBLES PACKAGING OPERATIONS

Amcor announces today that it has entered into an agreement to purchase Rexam’s healthcare flexibles business for $330 million (£135 million).

The business has sales of $390 million with 10 plants in seven countries, four in the United States, and one each in England, Ireland, France, Singapore, Puerto Rico and Brazil.

Combined with Amcor Flexibles Europe’s existing six healthcare sites, this acquisition will make Amcor the global leader in flexible packaging for the healthcare industry with a share of global sales of around 15%.

This will enable Amcor to provide customers with an unrivalled choice of products, technologies, manufacturing options and expertise to meet the demanding requirements of this important growth market.

The purchase price represents a multiple of 6.5 times the last twelve months EBITDA.  With synergy benefits expected to be $17 million over the next three years, together with ongoing growth in demand, the acquisition will deliver a 15% return by the end of the third year.

Amcor’s Managing Director, Russell Jones, said: “The acquisition of Rexam’s healthcare flexibles operations is consistent with the strategy of targeting the higher value added and higher growth market segments.

“Amcor will be the world leader in this segment of the market with facilities in Europe, North and South America and Asia.

“The purchase price of 6.5 times trailing twelve months EBITDA ensures that Amcor can target a 15% return on the investment by the end of the third year.

“There is considerable scope for synergies across the two businesses and there is a detailed 100 day integration plan developed and that will be implemented upon closing the deal.

“The four plants in the United States will considerably increase Amcor’s presence in that country and gives us a solid base in a high value business segment from which to build.”

The transaction is expected to close in early October.

ENDS

For further information please contact:

Russell Jones	John Murray
Managing Director	Executive General Manager, Corporate Affairs
Amcor Limited	Amcor Limited
Ph: +61 3 9226 9001	Ph: +61 3 9226 9005

Amcor Limited ABN 62 000 017 372

679 Victoria Street Abbotsford Victoria 3067 Australia

GPO Box 1643N Melbourne Victoria 3001 Australia

Tel: 61 3 9226 9000 Fax: 61 3 9226 9050

www.amcor.com

Fact Sheet

Global Healthcare Site Locations – Amcor and Rexam

Global Share of Healthcare Flexibles

2

Rexam Healthcare Flexibles Sales

Rexam Healthcare Flexibles Major Products

Rollstock (Printed and unprinted)

•                  Monolayer and coextruded films
- Polyolefin, Polyamide

•                  Coated Papers and Tyvek®

•                  Film, paper and foil laminates

-  Extrusion and adhesive laminations

•                  Extrusion coated papers and films

Converted Products (Printed and Unprinted)

•                  Bags

- Film, vented, header

•                  Pouches

- Paper, Tyvek®, Alu foil Film,
Tubing

•                  Die cut lids

•                  Labels

3

FINANCIAL REPORT

OF

A M C O R  L I M I T E D

(ABN 62 000 017 372)

AS AT 30 JUNE 2003

STATEMENTS OF FINANCIAL PERFORMANCE

		CONSOLIDATED		AMCOR LIMITED
For the year ended 30 June	Note	2003	2002	2003	2002
		$m	$m	$m	$m

Revenues from sale of goods	2	10,709.9	7,472.4	—	—

Other revenues from ordinary activities	2	248.1	1,059.8	382.2	931.6

Total revenue from ordinary activities	2	10,958.0	8,532.2	382.2	931.6

Expenses from ordinary activities excluding borrowing costs	33	(10,304.2)	(7,461.1)	69.3	(858.6)

Borrowing costs	3	(165.2)	(137.9)	(176.0)	(69.6)

Share of net profits of associates accounted for using the equity method	37	—	48.0	—	—

PROFIT FROM ORDINARY ACTIVITIES BEFORE RELATED INCOME TAX EXPENSE		488.6	981.2	275.5	3.4

Income tax (expense) / benefit relating to ordinary activities	5	(110.5)	(120.2)	(125.2)	30.4

PROFIT FROM ORDINARY ACTIVITIES AFTER RELATED INCOME TAX EXPENSE		378.1	861.0	150.3	33.8

Net profit attributable to outside equity interests		(16.8)	(9.3)	—	—

NET PROFIT ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY	24	361.3	851.7	150.3	33.8

NON-OWNER TRANSACTION CHANGES IN EQUITY

Decrease in asset revaluation reserve	23	—	(6.0)	—	—

Net increase/(decrease) in retained profits on the intitial adoption of:	1, 24
Revised AASB 1028 “Employee Benefits”		(1.5)	—	—	—
AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets”		101.5	—	115.2	—

Net exchange difference relating to self-sustaining foreign operations	23	(285.6)	(140.1)	—	—

Total revenues, expenses and valuation adjustments attributable to members of the parent entity recognised directly in equity		(185.6)	(146.1)	115.2	—

TOTAL CHANGES IN EQUITY FROM NON-OWNER RELATED TRANSACTIONS ATTRIBUTABLE TO THE MEMBERS OF THE PARENT ENTITY	26	175.7	705.6	265.5	33.8

NET OPERATING PROFIT ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY:
• Before significant items		431.4	316.9	150.3	33.8
• After significant items	4	361.3	851.7	150.3	33.8

		cents	cents
EARNINGS PER SHARE
Basic earnings per share	39	37.0	122.3
Diluted earnings per share	39	36.7	110.0

The Statements of Financial Performance are to be read in conjunction with the notes to the financial statements set out on pages 7 to 66.

STATEMENTS OF FINANCIAL POSITION

		CONSOLIDATED		AMCOR LIMITED
As at 30 June	Note	2003	2002	2003	2002
		$m	$m	$m	$m

CURRENT ASSETS
Cash assets	6	141.5	2,307.1	6.5	1,779.3
Receivables	7	1,525.0	1,339.0	5,950.8	2,884.5
Inventories	8	1,284.0	945.0	—	—

TOTAL CURRENT ASSETS		2,950.5	4,591.1	5,957.3	4,663.8

NON-CURRENT ASSETS
Receivables	9	61.1	39.4	34.9	28.1
Other financial assets	10	21.5	12.8	3,558.3	3,208.3
Property, plant and equipment	11	4,295.6	3,182.8	1.7	23.9
Intangibles	12	1,956.9	717.8	—	—
Deferred tax assets	13	199.4	228.4	96.9	56.4
Other	14	77.3	69.7	8.3	0.1

TOTAL NON-CURRENT ASSETS		6,611.8	4,250.9	3,700.1	3,316.8

TOTAL ASSETS		9,562.3	8,842.0	9,657.4	7,980.6

CURRENT LIABILITIES
Payables	15	1,646.0	1,307.3	27.9	47.8
Interest-bearing liabilities	16	1,009.4	361.9	3,307.1	2,306.9
Current tax liabilities	17	74.1	77.3	42.7	26.4
Provisions	18	296.2	382.3	2.4	117.5

TOTAL CURRENT LIABILITIES		3,025.7	2,128.8	3,380.1	2,498.6

NON-CURRENT LIABILITIES
Payables	19	0.1	6.9	—	—
Interest-bearing liabilities	20	1,003.6	1,145.2	748.9	200.0
Deferred tax liabilities		345.5	355.0	159.3	3.2
Provisions	18	105.4	96.1	3.7	3.7
Undated subordinated convertible securities	21	446.2	543.1	446.2	543.1

TOTAL NON-CURRENT LIABILITIES		1,900.8	2,146.3	1,358.1	750.0

TOTAL LIABILITIES		4,926.5	4,275.1	4,738.2	3,248.6

NET ASSETS		4,635.8	4,566.9	4,919.2	4,732.0

EQUITY
Contributed equity	22	3,135.3	2,972.8	2,538.7	2,376.2
Reserves	23	(210.8)	73.3	40.9	40.9
Retained profits	24	1,515.3	1,348.6	2,339.6	2,314.9

Equity attributable to members of the parent entity		4,439.8	4,394.7	4,919.2	4,732.0

Outside equity interests in controlled entities	25	196.0	172.2	—	—

TOTAL EQUITY	26	4,635.8	4,566.9	4,919.2	4,732.0

The Statements of Financial Position are to be read in conjunction with the notes to the financial statements set out on pages 7 to 66.

STATEMENTS OF CASH FLOWS

		CONSOLIDATED		AMCOR LIMITED
For the year end 30 June	Note	2003	2002	2003	2002
		$m	$m	$m	$m

CASH FLOWS FROM OPERATING ACTIVITIES

Receipts from customers		10,514.4	7,714.7	10.4	15.2
Payments to suppliers and employees		(9,471.4)	(6,725.0)	(56.0)	(63.6)
Dividends received		1.0	49.1	0.3	48.3
Interest received		9.6	17.3	315.2	82.9
Borrowing costs paid		(155.6)	(137.8)	(175.8)	(67.7)
Income taxes (paid) / refunds		(86.6)	(59.9)	(0.3)	0.1
Other income received		63.3	42.3	—	3.0

NET CASH FROM OPERATING ACTIVITIES (1)		874.7	900.7	93.8	18.2

CASH FLOWS FROM INVESTING ACTIVITIES

Loans drawn / (repaid) - controlled entities		—	—	(1,812.9)	392.8
Loans to associated companies and other persons		—	(11.8)	—	—
Loans repaid by associated companies and other persons		—	10.8	(7.0)	5.9
Acquisition of:
Controlled entities and businesses	36	(2,857.9)	(195.4)	(622.5)	—
Property, plant and equipment		(890.1)	(351.0)	(0.9)	(4.1)
Additional payments for controlled entities		—	(175.5)	—	(24.3)
Proceeds on disposal of:
Controlled entities and businesses (net of cash disposed)	36	186.2	9.6	(9.1)	—
Equity accounted investments		—	775.0	—	775.0
Property, plant and equipment		57.9	207.1	0.1	0.1

NET CASH FROM /(USED IN) INVESTING ACTIVITIES		(3,503.9)	268.8	(2,452.3)	1,145.4

CASH FLOWS FROM FINANCING ACTIVITIES

Dividends and other distributions paid		(193.0)	(211.3)	(140.5)	(179.7)
Proceeds from share issues, convertible securities and calls on partly-paid shares		27.8	1,602.3	27.8	1,353.5
Proceeds from borrowings		6,752.4	3,651.5	—	—
Repayment of borrowings		(6,146.4)	(4,217.5)	701.9	(553.1)
Principal lease repayments		(43.1)	(15.1)	—	—

NET CASH FROM FINANCING ACTIVITIES		397.7	809.9	589.2	620.7

NET INCREASE /(DECREASE) IN CASH HELD		(2,231.5)	1,979.4	(1,769.3)	1,784.3

CASH AT THE BEGINNING OF THE YEAR		2,287.4	314.0	1,775.8	(8.5)
Exchange rate changes on foreign currency cash balances		(9.8)	(6.0)	—	—

CASH AT THE END OF THE YEAR (2)		46.1	2,287.4	6.5	1,775.8

The Statements of Cash Flows are to be read in conjunction with the notes to the financial statements set out on pages 7 to 66.

(1)	RECONCILIATION OF PROFIT FROM ORDINARY ACTIVITIES AFTER INCOME TAX TO NET CASH FROM OPERATING ACTIVITIES

	CONSOLIDATED		AMCOR LIMITED
For the year ended 30 June	2003	2002	2003	2002
	$m	$m	$m	$m

PROFIT FROM ORDINARY ACTIVITIES AFTER INCOME TAX	378.1	861.0	150.3	33.8
Depreciation of property, plant and equipment	453.5	278.2	0.5	3.2
Amortisation of leased assets	14.9	8.4	—	—
Amortisation of goodwill and other intangibles	138.8	54.5	—	—
Interest capitalised	(0.3)	(0.8)	—	—
(Profit)/loss on disposal of non-current assets	(13.3)	(9.0)	—	—
(Profit)/Loss on disposal of business/controlled entities	(6.1)	18.6	—	—
Profit on disposal of investment	(1.5)	(553.4)	—	—
Unrealised foreign exchange (gain)/loss	—	—	(105.4)	127.4
Dividends from controlled entities	—	—	(44.5)	(84.0)
Increase/(decrease) in current and deferred taxes	3.3	60.3	126.2	(30.2)
Increase/(decrease) in provisions	(15.1)	8.3	1.5	(6.9)
Non cash significant item	37.5	—	—	—
Increase/(decrease) in sundry assets	(25.3)	—	(7.3)	—
(Less)/plus share of associate companies’ net profits after adding back dividends received	—	(0.3)	—	—

CASH FLOWS FROM OPERATIONS BEFORE CHANGES IN ASSETS AND LIABILITIES	964.5	725.8	121.3	43.3

Change in assets and liabilities excluding acquisitions/disposals of controlled entities and businesses:

(Increase)/decrease in receivables	113.9	60.5	(27.4)	(29.7)
(Increase)/decrease in inventories	(23.3)	90.6	—	—
Increase/(decrease) in payables	(180.4)	23.8	(0.1)	4.6

NET CASH FROM OPERATING ACTIVITIES	874.7	900.7	93.8	18.2

(2)                                                       RECONCILIATION OF CASH

For the purposes of the Statements of Cash Flows, cash includes cash on hand and at bank and short-term money market investments, net of outstanding bank overdrafts. Cash as at the end of the financial year as shown in the Statements of Cash Flows is reconciled to the related items in the Statements of Financial Position as follows:

Cash - refer Note 6	141.5	2,307.1	6.5	1,779.3
Short-term deposits - refer Note 7	20.5	17.9	—	—
Bank overdrafts - refer Note 16	(115.9)	(37.6)	—	(3.5)

	46.1	2,287.4	6.5	1,775.8

(3)                                                       NON-CASH FINANCING AND INVESTING ACTIVITIES

During the year, the consolidated entity acquired property, plant and equipment with an aggregate value of $136.0 million (2002 $0.2 million) by means of finance leases. These acquisitions are not reflected in the Statements of Cash Flows.

The Statements of Cash Flows are to be read in conjunction with the notes to the financial statements set out on pages 7 to 66.

INDEX

NOTE	DESCRIPTION

1	Accounting policies
2	Revenue
3	Profit from ordinary activities
4	Significant items
5	Income tax expense
6	Cash assets
7	Receivables
8	Inventories
9	Non current receivables
10	Other financial assets
11	Property, plant and equipment
12	Intangibles
13	Deferred tax assets
14	Other non current assets
15	Payables
16	Interest-bearing liabilities
17	Current tax liabilities
18	Provisions
19	Non current payables
20	Non current interest-bearing liabilities
21	Undated subordinated convertible securities
22	Contributed equity
23	Reserves
24	Retained profits
25	Outside equity interests in controlled entities
26	Total equity reconciliation
27	Capital expenditure commitments
28	Lease commitments
29	Other expenditure commitments
30	Contingent liabilities
31	Auditors’ remuneration
32	Remuneration of directors and executives
33	Summary of revenue and expenses
34	Segment report
35	Employee benefits
36	Controlled entities
37	Investments in associated companies
38	Related party disclosures
39	Earnings per share
40	Additional financial instrument disclosure
41	Events subsequent to balance date

NOTES TO THE FINANCIAL STATEMENTS AT 30 JUNE 2003

Note 1.           ACCOUNTING POLICIES

The significant accounting policies which have been adopted by Amcor Limited (“the company”) and its controlled entities (“the consolidated entity”) in the preparation of this financial report are:

(1)          Accounting Standards

The consolidated entity adopts the currently applicable Accounting Standards and disclosure requirements of the professional accounting bodies in Australia.

(2)          Basis of Preparation

The financial report of the company and the consolidated financial report of the consolidated entity are general purpose financial reports prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial statements have been prepared on the basis of historical costs and, except where stated, do not take into account changing money values or current valuations of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

(3)          Consolidated Financial Statements

The consolidated financial statements comprise the financial statements of the company, being the parent entity, and its controlled entities in accordance with Accounting Standard AASB 1024 (Consolidated Accounts).  The financial statements of controlled entities are included in the consolidated financial statements from the date control commences until the date control ceases.

Investments in controlled entities are carried in the financial statements of the company at the lower of cost and recoverable amount and dividends are brought to account in the Statement of Financial Performance when they are declared.

In preparing the financial statements all balances and transactions between entities included in the consolidated entity have been eliminated.

(4)        Revenue Recognition

Sale of Goods

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products to entities outside the consolidated entity.  Sales revenue is recognised when control of the goods passes to the customer.

Interest Income

Interest income is recognised as it accrues, taking into account the effective yield on the financial asset.

Sales of Non Current Assets

The gross proceeds of asset sales are included as revenue of the consolidated entity. The profit or loss on disposal of assets is brought to account at the date control of the asset passes to the buyer. The profit or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

(5)        Taxation

General

The consolidated entity adopts the accounting policy for treatment of company income tax as set out in Accounting Standard AASB 1020 (Tax Effect Accounting) whereby the taxation benefits or liabilities which arise due to differences between the time when items are taken up in the consolidated entity’s financial statements and when they are to be taken up for income tax purposes are shown either as a future income tax benefit or as a deferred tax liability.  The future income tax benefit and deferred tax liability are taken up at tax rates applicable to the periods in which they are expected to reverse.

The future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit can be regarded as being virtually certain of realisation.  These benefits will be brought to account as a reduction in income tax expense in the period in which they are recouped.  The tax effect of capital losses is not recorded unless realisation is virtually certain.

The company is the head entity in the tax-consolidated group comprising all the Australian wholly-owned subsidiaries set out in Note 36.  The implementation date for the tax-consolidated group is 1 July 2002.

The head entity recognises all of the current and deferred tax assets and liabilities of the tax-consolidated group (after elimination of intragroup transactions).

The tax-consolidated group has entered into a tax sharing agreement that requires wholly-owned subsidiaries to make contributions to the head entity for tax liabilities and deferred tax balances arising from external transactions occurring after the implementation of tax consolidation.  The contributions are calculated as a percentage of the tax-consolidated group’s current tax liability.  The contributions are payable annually.

The assets and liabilities arising under the tax sharing agreement are recognised as intercompany assets and liabilities with a consequential adjustment to income tax expense/revenue.

Capital Gains Tax

Capital gains tax where applicable, is provided in the period in which an asset is sold.

Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO).  In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Statements of Financial Position.

Cash flows are included in the Statements of Cash Flows on a gross basis.  The GST component of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(6)        Depreciation

Property, plant and equipment, excluding freehold land, are depreciated at rates based upon their expected useful lives using the straight line method.

Depreciation rates used for each class of asset are as follows:

Land improvements between 1% - 3% (2002 1% - 3%)

Buildings between 1% - 5% (2002 1% - 5%)

Plant and equipment between 3% - 25% (2002 3% - 25%)

Finance leases between 4% - 20% (2002 4% - 20%)

(7)        Employee Entitlements

Wages, salaries, annual leave and sick leave

Liabilities for employee entitlements such as wages, salaries, annual leave, sick leave and other current employee entitlements are calculated at nominal amounts to cover accumulated entitlements at balance date based on remuneration wage and salary rates that the company expects to pay including related on-costs.

Liabilities for employee entitlements include, where appropriate, forecast future increases in wages and salaries, grossed up for on-costs, and are based on the consolidated entity’s experience with staff departures.

Long service leave

Liabilities relating to long service leave and post-employment benefits have been calculated to represent the present value of estimated future cash outflows discounted to balance date.

Liabilities which are not expected to be settled within twelve months are discounted using the rate attaching to those national government securities at balance date which most closely match the terms of maturity of the related entitlements.

Profit sharing and bonus plans

A liability is recognised for profit sharing and bonus plans, including benefits based on the future value of equity instruments and benefits under plans allowing the consolidated entity to settle in either cash or shares.

Entitlements under the Employee Bonus Payment Plan (EBPP) are estimated and accrued at the end of the financial reporting period.

Employee share and option plans

The company maintains two Employee Share Schemes, the Employee Share Purchase Plan (ESPP) and the Employee Share/Option Plan (ESOP).  Both Schemes were introduced in 1985, and have been subsequently amended and approved by shareholders at Annual General Meetings.

The number of shares issued under the ESPP is dependent on the increase in the consolidated entity’s earnings per share (before significant items) for the year ended 30 June over those of the previous year.  Each year, only one issue can be made to employees in accordance with the rules governing the Scheme.

Shares relating to the ESOP are generally issued at the closing market price on the date of allotment.  Options are issued under the plan upon such terms and conditions as determined by the directors at the time of the invitation.

Issues relating to the ESPP and the ESOP are detailed in Note 35.

Loans to assist in the purchase of shares are shown as receivables.  Shares are held in trust until the loan is settled.  The loans can be paid off at any time and must be settled when an individual ceases to be employed by the consolidated entity.  No value is recognised at the time of issue of options under the ESOP.  If exercised, contributions are recognised as equity.  Shares issued under the ESOP are treated as equity to the extent the shares are paid-up.  Shares issued under the ESPP are credited to equity at the discounted value at the time of allotment.

Superannuation funds

The consolidated entity contributes to employee superannuation funds.  Contributions are charged against profit as and when they are incurred.  Further information is set out in Note 35.

(8)          Provisions

A provision is recognised when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

If the effect is material, a provision is determined by discounting the expected future cash flows (adjusted for expected future risks) required to settle the obligation at a pre tax rate that reflects current market assessments of the time value of money and the risks specific to the liability, being risk free rates on government bonds most closely matching the expected future payments, except where noted below.  The unwinding of the discount is treated as part of the expense related to the particular provision.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the recovery receivable is recognised as an asset when it is probable that the recovery will be received and is measured on a basis consistent with the measurement of the related provision.

In the Statements of Financial Performance, the expense recognised in respect of a provision is presented net of the recovery.  In the Statements of Financial Position, the provision is recognised net of the recovery receivable only when the entity:

- has a legally recognised right to set-off the recovery receivable and the provision; and

- intends to settle on a net basis, or to realise the asset and settle the provision simultaneously.

Restructuring

A provision for restructuring, including employee termination benefits, related to an acquired entity or operation is recognised at the date of acquisition where:

- the main features of the restructuring were announced, implementation of the restructuring commenced, or contracts were entered by the date of acquisition

- a detailed formal plan is developed by the earlier of three months after the date of acquisition and the completion of this financial report.

The provision only relates to costs associated with the acquired entity, and is included in the determination of the fair value of the net assets acquired.  The provision includes liabilities for termination benefits that will be paid to employees of the acquired entity as a result of the restructuring.

Other provisions for restructuring or termination benefits are only recognised when a detailed plan has been formally approved and the restructuring or termination benefits have either commenced or been publicly announced, or firm contracts related to the restructuring or the termination benefits have been entered into.  Costs related to ongoing activities are not provided for. The liabilities for termination benefits that will be paid as a result of these restructurings have been included in the provision for restructuring.

Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

Onerous contracts

A provision for onerous contracts is recognised after impairment losses on assets dedicated to the contract have been recognised and when the expected benefits are less than the unavoidable costs of meeting the contractual obligations.  A provision is recognised to the extent that the contract obligations exceed future economic benefits.

Insurance/claims

Provisions for worker’s compensation, insurance and other claims are made for claims received and claims expected to be received in relation to incidents occuring prior to reporting date, based on historical claim rates.

Estimated net future cash flows are based on the assumption that all claims will be settled and the weighted average cost of historical claims adjusted for inflation will continue to approximate future costs.

(9)          Borrowing Costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with the arrangement of borrowings, foreign exchange differences net of hedged amounts on borrowings and lease finance charges.

Borrowing costs are brought to account in determining profit for the year, except to the extent the interest incurred relates to major capital items in which case interest is capitalised as a cost of the asset up to the time it is ready for its intended use and amortised over the expected useful economic life.

The total amount of interest capitalised during the year as part of the carrying amount of assets is shown in Note 3.

(10)  Investments and Other Financial Assets

Investments in listed and unlisted securities, other than controlled entities and associates, in the consolidated financial statements, are brought to account at cost and dividend income is recognised in the Statements of Financial Performance when receivable.

The consolidated entity follows the requirements of AASB 1016 (Accounting for Investments in Associates) and applies the equity method of accounting for investments in associates.  Associates are those entities over which the consolidated entity exercises significant influence, but does not control.  The equity method requires the carrying amount of investments in associates to be adjusted by the consolidated entity’s share of associates’ net profit or loss after tax and other movements in reserves.  Investments in associates are carried at the lower of the equity accounted amount and the recoverable amount.  These amounts are recognised in the consolidated Statement of Financial Performance and consolidated reserves respectively.

(11)    Non-Current Assets

The recoverable amount of non-current assets carried at cost is reviewed at each reporting date using profit multiples and undiscounted cash flows. Non-current assets are written down to recoverable amount where the carrying value of any non-current asset exceeds recoverable amount.  The write-down is recognised as an expense in the Statements of Financial Performance in the reporting period in which it occurs.

(12)    Inventories

Inventories are valued at the lower of cost (including an appropriate proportion of fixed and variable overheads) and net realisable value in the normal course of business.

(13)    Foreign Currency Translation

The financial statements of overseas controlled entities which are classified as self-sustaining are converted to Australian currency at balance date using the current rate method as set out in Accounting Standard AASB 1012 (Foreign Currency Translation).  Any exchange gains/losses arising from the effect of currency fluctuations on these investments are taken directly to the exchange fluctuations reserve on consolidation.

Prior to translation, the financial reports of self-sustaining operations in hyper-inflationary economies are restated to account for changes in the general purchasing power of the local currency, based on relevant price indices at reporting date.

For hyper-inflationary self-sustaining operations, the translated amounts for non-monetary assets, other than inventory, are compared to recoverable amounts translated at spot rates at reporting dates and any excess is expensed, unless a revaluation reserve balance exists for non-current assets carried at fair value.

Foreign exchange differences relating to foreign currency transactions hedging a net investment in a self-sustaining foreign operation, together with any related income tax, are transferred to the exchange fluctuations reserve on consolidation.

With the exception of transactions hedging a net investment in a self-sustaining foreign operation, all material foreign currency transactions are subject to forward cover contracts and any exchange gains/losses arising from the effect of currency fluctuations on the underlying transactions are offset by the exchange gains/losses on the forward cover contract.

In this circumstance, hedged transactions are initially recorded at the relevant rate at the date of the transaction.  Hedges outstanding at reporting date are valued at the rates ruling on that date and gains or losses are brought to account in the Statements of Financial Performance.  Costs or gains arising at the time of entering into the hedge are deferred and amortised over the life of the hedge.

(14)    Financial Instruments

Financial Instruments Included in Equity

Details of shares and other securities issued and the terms and conditions of options outstanding over ordinary shares at balance date are set out in Notes 22 and 35.

The issue of $400 million of Perpetual Amcor Convertible Reset Securities (PACRS) and $210 million of 2002 Perpetual Amcor Convertible Reset Securities (PACRS2) are classified as equity and the coupon interest payable on the PACRS and PACRS2 is treated as a distribution of shareholders’ equity.  The Consolidated Statement of Financial Performance does not include the coupon interest on the PACRS or PACRS2.

Financial Instruments Included in Liabilities

Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Bank Overdrafts, Bank Loans, Mortgage Loans and Other Loans are carried at their principal amounts.  Interest is charged as an expense as it accrues other than for amounts capitalised.  Refer Note 1 (9).

Commercial Paper is carried at the principal amount.  The discount interest is carried as a deferred expense and brought to account on an accruals basis.

US$ Notes are carried at face value and translated at the rates ruling at reporting date. Interest is charged as an expense as it accrues.

Undated subordinated convertible securities were initially recorded at the amount of consideration received. Where applicable, these securities have been translated at the rate of exchange ruling at balance date. Interest payable on these securities is recognised when entitlements accrue and is calculated in accordance with the terms of each issue.  The terms and conditions of undated subordinated convertible securities outstanding are set out in Note 21.

Financial Instruments Included in Assets

Trade Debtors are carried at nominal amounts due less any provision for doubtful debts.  Collectability of overdue accounts is assessed on an ongoing basis.  Specific provision is made for all doubtful accounts.  A provision for doubtful debts is recognised when collection of the full nominal amount is no longer probable.

Receivables other than Trade Debtors are carried at nominal amounts due.

Derivatives

The company’s policy on interest rate risk management is to monitor and, where appropriate, hedge the company’s exposure to movements in interest rates through the use of various hedging products available in the financial markets.

The company enters into interest rate and cross currency swaps, forward rate agreements and interest rate options to hedge interest rate and foreign currency exposures.  These instruments are not held for speculative purposes.  Where hedge transactions are designated as a hedge of the anticipated purchase or sale of goods or services or an anticipated interest transaction, gains and losses on the hedge arising up to the date of the anticipated transactions are included in the measurement of the anticipated transaction when the transaction has occurred as designated.  Any gains or losses on the hedge transaction after that date are included in the Statements of Financial Performance.

The net amounts receivable or payable under forward foreign exchange contracts and the associated deferred gains or losses are recorded on the Statements of Financial Position from the date of inception of the hedge transaction.  When recognised, the net receivables or payables are revalued using the foriegn currency current at reporting date.

Where a hedge transaction is terminated early and the anticipated transaction is still expected to occur, as designated, the deferred gains and losses that arose prior to its termination are included in the measurement of the purchase or sale or interest transaction when it occurs.  Where a hedge transaction is terminated early because the anticipated transaction is no longer expected to occur, as designated, deferred gains and losses that arose on the hedge instrument are included in the Statements of Financial Performance.

Net receipts and payments under the interest rate swap contracts and forward rate agreements are recognised on an accruals basis as an adjustment to interest expense.  The premiums paid on interest rate options are included in other assets and amortised to borrowing costs over the term of the agreement.

(15) Leased Assets

Leases under which the company or its controlled entities assume substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Finance leases are capitalised. A lease asset and a lease liability equal to the present value of the minimum lease payments are recorded at the inception of the lease.

Payments made under operating leases are expensed over the term of the lease.

(16) Research and Development Expenditure

Expenditure on research and development associated with product research and development innovation is charged against operating profit in the year in which the expenditure is incurred.

Where such expenditure is considered to have a demonstrable future economic benefit and commercial value, it is capitalised and amortised over the period of time during which the benefits are expected to arise.

Expenditure on significant commercial development, including major software applications and associated systems, is capitalised and amortised over the period of time during which the benefits are expected to arise, typically not exceeding five years.

(17) Trademarks / Licences

The consolidated entity writes off expenditure on trademarks /  licences to profit as incurred.

(18) Goodwill

The consolidated entity recognises goodwill on acquisitions of controlled entities and businesses as required by Accounting Standard AASB 1013 (Accounting for Goodwill).

All goodwill is amortised in equal instalments over the period of time during which the benefits are expected to arise but for a period not exceeding twenty years.  The unamortised balance of goodwill is reviewed at reporting date and adjusted where it is considered that the carrying amount exceeds the expected future benefits.

(19) Earnings per Share (EPS)

Basic Earnings per Share

Basic earnings per share is calculated by dividing the net profit attributable to members of the company for the reporting period, after adjusting for distributions on PACRS, by the weighted average number of ordinary shares of the company, adjusted for any bonus issue.

Diluted Earnings per Share

Diluted EPS earnings is calculated by adjusting the basic EPS earnings for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with dilutive potential ordinary shares.

The diluted EPS weighted average number of shares includes the number of ordinary shares assumed to be issued for no consideration in relation to dilutive potential ordinary shares.  The number of ordinary shares assumed to be issued for no consideration represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price (refer Note 39).

The identification of dilutive potential ordinary shares is based on net profit or loss from continuing ordinary operations and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary shares.

(20) Acquisition of Assets

All assets acquired, including property, plant and equipment and intangibles other than goodwill, are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition.  Acquired in-process research and development is only recognised as a separate asset when future benefits are expected beyond any reasonable doubt to be recoverable.

(21) Changes in Accounting Policy

Foreign currency translation

The consolidated entity has applied the revised AASB 1012 “Foreign Currency Translation” for the first time from 1 July 2002.

For hedges of specific purchases or sales, the gains or costs on entering the hedge and the exchange differences up to the date of the purchase or sale are now deferred and recognised as assets or liabilities on the Statements of Financial Position from the inception of the hedge contract, not when the specific purchase or sale occurs. At maturity, the costs or gains are included in the measurement of the underlying transaction.

Employee benefits

The consolidated entity has applied the revised AASB 1028 “Employee Benefits” for the first time from 1 July 2002.

The liability for wages and salaries, annual leave and sick leave is now calculated using the remuneration rates the company expects to pay as at each reporting date, not wage and salary rates current at reporting date.

The initial adjustments to the consolidated financial report as at 1 July 2002 as a result of this change are:

$2.2 million increase in provision for employee benefits

$1.5 million decrease in opening retained profits

$0.7 million increase in future income tax benefit.

Provisions and contingent liabilities

The consolidated entity has applied AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets” for the first time from 1 July 2002.

Dividends

Dividends are now recognised at the time they are declared, determined or publicly recommended.  Previously, final dividends were recognised in the financial year to which they related, even though the dividends were announced after the end of the financial year.

The adjustments to the consolidated and company financial reports as at 1 July 2002 as a result of this change are:

$115.2 million increase in opening retained profits

$115.2 million decrease in provision for dividends.

Onerous contracts

AASB 1044 requires onerous contracts to be recognised as a provision when the unavoidable costs of meeting the consolidated entity’s obligation under contracts exceed the economic benefits expected to be received.  In complying with this requirement of the standard, provisions of $20.1 million have been recognised together with associated future income tax benefits totalling $6.4 million. Under the transitional arrangements of AASB 1044, the net amount of $13.7 million has been adjusted against opening retained earnings.

As a result of this change in accounting policy, losses of $5.9 million and income tax credits of $1.9 million relating to onerous contracts, which would have been recognised in the net profit during the financial year ended 30 June 2003, were off-set against the provision for onerous contracts and future income tax benefit respectively.

The discount rate used to discount the future value of onerous contracts is 6%.

Changes not applied at half year

The measurement of onerous contracts under AASB 1044 was not completed and adjusted for reporting purposes until the second half of the full reporting period.

Accordingly, had the onerous contract requirements of AASB 1044 been applied at 31 December 2002 the effect on the consolidated entity would have been to:

increase provisions for onerous contracts by $17.3 million

increase future income tax benefit by $5.6 million

decrease retained profits by $11.7 million

increase first half net profit (after tax) by $2.0 million

Prior financial year

Had the new accounting policies described above always applied, the 2002 comparative information in the Statements of Financial Position would not be materially different except for the derecognition of the provision for dividend ($115.2 million for the consolidated group and the company) and the recognition of provision for onerous contracts which would have been $20.1 million for the consolidated group only (net of tax $13.7 million). As a consequence, retained profits would have been approximately $101.5 million higher in the consolidated group and approximately $115.2 million higher in the company. Net profit attributable to members of the parent entity would not have been materially different for the consolidated group or the company.

Note 2.   REVENUE

	CONSOLIDATED		AMCOR LIMITED
	2003	2002	2003	2002
	$m	$m	$m	$m

Revenue from ordinary activities

Revenue from sale of goods	10,709.9	7,472.4	—	—

Other revenue from ordinary activities

Interest received/receivable

• Controlled entities	—	—	313.5	76.9
• Other	10.0	16.4	1.7	6.0

	10.0	16.4	315.2	82.9

Dividend received/receivable

• Controlled entities	—	—	44.5	84.0
• Other	1.0	0.8	0.3	48.3

	1.0	0.8	44.8	132.3

Revenue from outside operating activities

Gross proceeds on disposal of non-current assets	75.4	231.7	0.1	0.2

Gross proceeds on disposal of businesses and controlled entities	98.4	55.4	—	—

Gross proceeds on disposal of investments (Kimberly-Clark Australia Pty Ltd)	—	697.5	—	697.5

Other	63.3	58.0	22.1	18.7

Total other revenue	248.1	1,059.8	382.2	931.6

TOTAL REVENUE FROM ORDINARY ACTIVITIES	10,958.0	8,532.2	382.2	931.6

Note 3.   PROFIT FROM ORDINARY ACTIVITIES

		CONSOLIDATED		AMCOR LIMITED
		2003	2002	2003	2002
		$m	$m	$m	$m
(a)	Profit from ordinary activities before income tax has been arrived after (charging)/crediting:

	Depreciation
	• of property, plant and equipment - refer Note 1 (6)	(453.5)	(278.2)	(0.5)	(3.2)
	Amortisation:
	• of leased assets	(14.9)	(8.4)	—	—
	• of goodwill - refer Note 1 (18)	(136.9)	(53.9)	—	—
	• of other intangibles	(1.9)	(0.6)	—	—

		(607.2)	(341.1)	(0.5)	(3.2)

	Borrowing costs

	Interest paid:
	• Controlled entities	—	—	(96.8)	(8.9)
	• Finance charges on leased assets	(6.3)	(4.7)	—	—
	• Other persons	(146.8)	(126.6)	(74.9)	(56.6)

	Interest capitalised - refer Note 1 (9)	0.3	0.8	—	—
		(152.8)	(130.5)	(171.7)	(65.5)

	Other borrowing costs	(12.4)	(7.4)	(4.3)	(4.1)

	Total borrowing costs	(165.2)	(137.9)	(176.0)	(69.6)

	Other

	Bad debts written off:
	• Trade debtors	(1.0)	(2.4)	0.1	(0.2)

	Provisions:
	• Employee entitlements and directors’ retiring allowances	(149.3)	(92.7)	(1.5)	(1.1)
	• Doubtful debts	(18.2)	(13.0)	—	—
	• Diminution in value of inventories	(23.1)	(10.6)	—	—
	• Insurance/workers’ compensation and other claims	(40.4)	(27.2)	—	—
	• Restructuring	(41.1)	(106.6)	(1.5)	3.9

	Lease rentals
	• Operating leases	(72.8)	(37.3)	(1.7)	—

	Net profit on disposal of non-current assets	13.3	9.0	—	0.1

	Net foreign exchange gains / (losses)	2.4	5.6	105.4	(127.4)

(b)	Revision of accounting estimate

As a consequence of the substantive enactment of the Tax Consolidation legislation and the consolidated entity’s implementation date being 1 July 2002, the consolidated entity has applied UIG 52 (“Income Tax Accounting under the Tax Consolidation System”).

In the company the effect at 1 July 2002 has been:

• an increase in deferred tax assets transferred from wholly owned subsidiaries in the tax consolidated group of $63.3 million
• an increase in deferred tax liabilities transferred from wholly owned subsidiaries in the tax consolidated group of $174.9 million
• an increase in income tax expense of $111.6 million

In the company the effect for the year ended 30 June 2003 is:

• an increase in deferred tax assets of $75.4 million
• an increase in deferred tax liabilities of $159.8 million
• an increase in current tax liabilities of $15.8 million
• an increase in income tax expense of $61.8 million
• an increase in inter-company receivables of $38.4 million

In future periods the company will recognise all current and deferred tax assets and liabilities of the tax-consolidated group.

Note 4.   SIGNIFICANT ITEMS

	CONSOLIDATED		AMCOR LIMITED
	2003	2002	2003	2002
	$m	$m	$m	$m

Significant items before income tax

Profit/(loss) on disposal of business	—	(18.6)	—	—

Profit on disposal of investment (Kimberly-Clark Australia Pty Ltd)	—	553.4	—	—

Restructuring expenses consequent upon the acquisition of the PET and Closures businesses from Schmalbach-Lubeca	(86.7)	—	—	—

Significant items before income tax	(86.7)	534.8	—	—

Related income tax on significant items (where applicable)

Income tax benefit on the Schmalbach-Lubeca restructuring expenses	16.6	—	—	—

Income tax on significant items	16.6	—	—	—

SIGNIFICANT ITEMS AFTER INCOME TAX ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY	(70.1)	534.8	—	—

Note 5.   INCOME TAX EXPENSE

	CONSOLIDATED		AMCOR LIMITED
	2003	2002	2003	2002
	$m	$m	$m	$m

Prima facie income tax expense calculated at 30% rate of tax on profit from ordinary activities	(146.6)	(294.4)	(82.7)	1.0

Add / (deduct) the tax effect of:

• Tax rebate on dividends from investments	—	—	13.4	39.7

• Deductible loss/non-assessable profit on disposal of controlled entities and investments	13.8	168.2	—	—

• Share of associates’ net profit	—	12.0	—	—

• Tax benefit on PACRS distribution	15.7	10.9	—	—

• Amortisation / write down of goodwill	(27.9)	(13.1)	—	—

• (Under) / over provision in prior years	14.3	8.8	2.4	0.7

• Income tax expense related to current and deferred tax transactions of the wholly-owned subsidiaries in the tax consolidated group	—	—	11.4	—

• Recovery of income tax expense under the tax sharing agreement	—	—	38.4	—

• Other	20.2	(12.6)	3.5	(11.0)

Individually significant income tax items
• Net deferred tax balances transferred to the company from wholly owned subsidiaries upon implementation of Tax Consolidation	—	—	(111.6)	—

TOTAL INCOME TAX (EXPENSE) / BENEFIT	(110.5)	(120.2)	(125.2)	30.4

The balance of the franking account as at 30 June 2003 was nil (2002 $5.4 million) after taking into account the payment of income tax payable at that date and any franking credits included therein which may not be distributable in the following year.

Changes in measurement of franking account

New Business Tax System (Imputation) Act 2002

In accordance with the New Business Tax System (Imputation) Act 2002, the measurement basis of the dividend franking account changed on 1 July 2002 from an after-tax profits basis to an income tax paid basis.

The amount of franking credits available to shareholders disclosed as at 30 June 2003 has been measured under the new legislation and represents income tax paid amounts available to frank distributions.  The balance disclosed as at 30 June 2002 has been measured under the legislation existing at 30 June 2002 and represents after-tax profits able to be distributed fully franked at the current tax rate.

The change in the basis of measurement does not change the underlying value of franking credits or tax offsets available to shareholders from the dividend franking account.

The comparative information has not been restated for this change in measurement.  Had the comparative information been calculated on the new basis, the “franking credits available” balance as at 30 June 2002 would have been $2.3 million.

Tax consolidation legislation

On 1 July 2002 the company and its Australian wholly-owned subsidiaries adopted the Tax Consolidation legislation which requires a tax consolidated group to keep a single franking account.  The amount of franking credits available to shareholders disclosed at 30 June 2003 has been measured under the new legislation as those available from the tax-consolidated group.

CURRENT ASSETS

		CONSOLIDATED		AMCOR LIMITED
		2003	2002	2003	2002
		$m	$m	$m	$m

Note 6.	CASH ASSETS

	Cash on hand and at bank	117.0	2,279.5	6.5	1,779.3
	Deposits at call	24.5	27.6	—	—

	TOTAL CASH	141.5	2,307.1	6.5	1,779.3

Note 7.	RECEIVABLES

	Trade Debtors (1)	1,163.4	1,121.7	—	5.6

	Provision for doubtful debts	(59.8)	(42.8)	—	—

		1,103.6	1,078.9	—	5.6

	Other debtors	279.6	183.4	28.7	38.7

	Prepayments	105.2	57.3	24.4	5.9

	Other loans	16.1	1.5	—	—

	Short-term deposits	20.5	17.9	—	—

	Amounts owing by controlled entities	—	—	5,897.7	2,834.3

	TOTAL CURRENT RECEIVABLES	1,525.0	1,339.0	5,950.8	2,884.5

(1) Credit terms vary across the Group.

Note 8.   INVENTORIES

	CONSOLIDATED		AMCOR LIMITED
	2003	2002	2003	2002
	$m	$m	$m	$m

At cost:
Raw materials and stores	493.3	386.7	—	—
Provision for diminution in value	(31.0)	(27.5)	—	—

	462.3	359.2	—	—

Work in progress	151.5	179.4	—	—
Provision for diminution in value	(4.2)	(4.2)	—	—

	147.3	175.2	—	—

Finished goods	695.5	425.6	—	—
Provision for diminution in value	(36.9)	(26.0)	—	—

	658.6	399.6	—	—
At net realisable value:
Raw materials	5.3	—	—	—
Finished goods	10.5	11.0	—	—

	15.8	11.0	—	—

TOTAL INVENTORIES	1,284.0	945.0	—	—

NON-CURRENT ASSETS

Note 9. RECEIVABLES

Loans to executive directors, officers and employees in the full time employment of the companies: (1)
• Directors of Amcor Limited	1.1	1.1	1.1	1.1
• Directors of controlled entities	0.4	0.5	0.4	0.5
• Other employees	34.1	27.1	33.4	26.5

Other loans	25.5	10.7	—	—

TOTAL NON-CURRENT RECEIVABLES	61.1	39.4	34.9	28.1

(1)	Loans to executive directors, officers and employees in the full time employment of the company or its controlled entities are made in accordance with:

	•	the scheme for the provision of housing and other loans to employees of the company or its controlled entities approved by shareholders on 19 September 1980; and

•

the scheme to provide financial assistance to enable executive directors and employees of the company or its controlled entities to purchase shares in the company as approved by Amcor Limited shareholders on 29 January 1985 (as subsequently amended).

Note 10.   OTHER FINANCIAL ASSETS

	CONSOLIDATED		AMCOR LIMITED
	2003	2002	2003	2002
	$m	$m	$m	$m

Investments in companies listed on stock exchanges at cost:	17.0	—	—	—

Investments in companies not listed on stock exchanges at cost:	4.5	12.8	—	—

	21.5	12.8	—	—

Shares in controlled entities (refer Note 36):

• At cost	—	—	3,558.3	3,208.3

TOTAL OTHER FINANCIAL ASSETS	21.5	12.8	3,558.3	3,208.3

Note 11.   PROPERTY, PLANT AND EQUIPMENT

	CONSOLIDATED		AMCOR LIMITED
	2003	2002	2003	2002
	$m	$m	$m	$m

Land:
• At cost	234.3	241.1	—	6.3

	234.3	241.1	—	6.3

Land improvements:
• At cost	15.6	15.2	—	0.4

Accumulated depreciation	(2.6)	(0.7)	—	—

	13.0	14.5	—	0.4

Buildings:
• At cost	687.3	520.6	—	7.8

Accumulated depreciation	(79.5)	(53.5)	—	(0.4)

	607.8	467.1	—	7.4

Plant and equipment
• At cost	6,329.8	4,823.2	3.2	21.7

Accumulated depreciation	(3,036.6)	(2,433.2)	(1.5)	(11.9)

	3,293.2	2,390.0	1.7	9.8

Leased assets:
• Finance leases	167.9	91.1	—	—

Accumulated depreciation	(20.6)	(21.0)	—	—

	147.3	70.1	—	—

TOTAL PROPERTY, PLANT AND EQUIPMENT	4,295.6	3,182.8	1.7	23.9

As at 30 June 2003, the Directors carried out a valuation of the consolidated entity’s land, land improvements and buildings based on independent valuations (Jones Lang LaSalle) and carrying value assessments.  The valuation was carried out on the basis of existing use, resulting in an aggregate valuation of $981.1 million.

Reconciliations

Reconciliations of the carrying amounts for each class of property, plant and equipment

CONSOLIDATED

2003 $million	Land	Land Improvements	Buildings	Plant & equipment	Finance leases	TOTAL

Carrying amount at 30 June 2002	241.1	14.5	467.1	2,390.0	70.1	3,182.8

Additions	0.4	0.1	49.2	730.5	136.0	916.2

Disposals	(15.0)	(0.5)	(20.7)	(24.3)	(1.7)	(62.2)

Depreciation/amortisation	—	(0.3)	(25.6)	(427.6)	(14.9)	(468.4)

Acquisitions of businesses and controlled entities	17.3	0.8	229.5	1,064.0	—	1,311.6

Disposal of businesses and controlled entities	(1.1)	—	(29.1)	(189.0)	—	(219.2)

Foreign exchange fluctuations on translation of overseas controlled entities	(13.5)	(0.5)	(49.0)	(292.6)	(3.3)	(358.9)

Other	5.1	(1.1)	(13.6)	42.2	(38.9)	(6.3)

Carrying amount at 30 June 2003	234.3	13.0	607.8	3,293.2	147.3	4,295.6

AMCOR LIMITED

2003 $million	Land	Land Improvements	Buildings	Plant & equipment	Finance leases	TOTAL

Carrying amount at 30 June 2002	6.3	0.4	7.4	9.8	—	23.9

Additions	—	—	—	0.7	—	0.7

Disposals	(6.3)	(0.4)	(7.1)	(8.6)	—	(22.4)

Depreciation/amortisation	—	—	(0.3)	(0.2)	—	(0.5)

Carrying amount at 30 June 2003	—	—	—	1.7	—	1.7

Note 12.       INTANGIBLES

	CONSOLIDATED		AMCOR LIMITED
	2003	2002	2003	2002
	$m	$m	$m	$m

Goodwill at cost	2,425.4	1,175.4	—	—
Other intangibles at cost	38.6	9.5	—	—

Accumulated amortisation/ write-downs	(507.1)	(467.1)	—	—

TOTAL INTANGIBLES	1,956.9	717.8	—	—

Note 13.       DEFERRED TAX ASSETS

Deferred tax assets comprise the estimated future benefit at the applicable rate on the following items:

Tax losses carried forward	53.9	44.4	—	—

Timing differences	145.5	184.0	96.9	56.4

	199.4	228.4	96.9	56.4

Potential further future income tax benefits of the consolidated entity relating to accumulated tax-effected losses at balance date of $279.7 million (2002 $9.0 million) are not included in the above. These benefits will only be obtainable if:

•        the entities derive future assessable income of a nature and amount sufficient to enable the benefit of the deductions to be realised;

•        the entities continue to comply with the conditions for deductibility imposed by income tax law; and

•        changes in income tax legislation do not adversely affect the ability of the entities to realise the benefits of the deductions.

Note 14.        OTHER NON-CURRENT ASSETS

Supply contract deposits	28.7	30.1	—	—
Other non-current assets	48.6	39.6	8.3	0.1

	77.3	69.7	8.3	0.1

Note 15.       PAYABLES

	CONSOLIDATED		AMCOR LIMITED
	2003	2002	2003	2002
CURRENT LIABILITIES	$m	$m	$m	$m
Secured creditors:
Other creditors and accruals	—	3.0	—	—

Unsecured creditors
Trade creditors	1,078.0	713.3	0.5	6.5
Other creditors and accruals	568.0	591.0	27.4	41.3

TOTAL CURRENT PAYABLES	1,646.0	1,307.3	27.9	47.8

Terms for trade creditors vary across the Group.

Note 16.       INTEREST-BEARING LIABILITIES

Secured borrowings:
Bank overdrafts (1)(2)	0.2	2.0	—	—
Mortgage loans (2)	0.2	—	—	—
Bank loans (3)	6.3	29.2	—	—
Other loans (2)	5.5	1.5	—	—

Unsecured borrowings:
Bank overdrafts (1)	115.7	35.6	—	3.5
Commercial paper (4)	108.4	115.8	41.1	—
Bank loans (5)	626.7	128.6	186.0	88.8
Other loans	6.9	37.1	—	—
Amounts owing to controlled entities	—	—	3,080.0	2,214.6

Lease liabilities	139.5	12.1	—	—

TOTAL CURRENT INTEREST BEARING LIABILITIES	1,009.4	361.9	3,307.1	2,306.9

(1)                                                          The consolidated entity has committed bank overdraft facilities (both secured and unsecured) to a maximum of $275.5 million.  As at 30 June 2003 the unused portions of the facilities were $159.6 million.  The bank overdrafts are payable on demand and are subject to annual review.

(2)                                                          These bank overdrafts/loans are secured by a charge over assets of certain controlled entities.

(3)                                                          Comprises loans secured over property, plant and equipment in overseas controlled entities to the extent of $77.3 million (2002: $107.2 million).  The carrying value of the pledged property is $87.1 million (2002: $107.2 million)

(4)                                                          Borrowings in commercial paper markets include:

Promissory Note Facility

An uncommitted promissory note facility of $600 million.  Initially for a three year term, this facility which matures in February 2005, may be maintained for a rolling term of three years subject to agreement with participating banks.

As at 30 June 2003, there were $41.1 million promissory notes outstanding (2002 nil).

Euro-Commercial Paper/Medium Term Note Program

A US$200 million non-underwritten facility under which commercial paper and medium term notes can be issued into the Asian and European capital markets.  As at 30 June 2003, there were nil euronotes outstanding (2002 nil).

US Commercial Paper Program

An uncommitted commercial paper program of US$200 million. As at 30 June 2003, A$67.4 million of commercial paper was outstanding with an average maturity of 8 days (2002 A$115.8 million).

(5)                                                          Principally relates to bank borrowings in;

•        Amcor Limited and Amcor Finance (USA) Inc - $550 million multi-currency facility maturing in June 2004.  Drawings under this facility bear interest at BBSY or LIBOR plus an applicable credit margin (2003 $297.2 million; 2002 $348.5 million).

•        Amcor Limited - $150 million (2002 $150 million) drawn under Amcor Limited’s $150 million fully drawn advance facility maturing in 2004.  This facility bears interest at the bank bill rate plus an applicable credit margin on rollovers from 30 to 180 days.

•        Amcor (UK) Finance Limited - A$50.5 million drawn under a US$1,000 million global syndicated multi-currency facility 364 day tranche of US$350 million maturing June 2004. Drawings are in various European currencies and bear interest at the applicable LIBOR rate plus a credit margin.

Note 17.       CURRENT TAX LIABILITIES

	CONSOLIDATED		AMCOR LIMITED
	2003	2002	2003	2002
	$m	$m	$m	$m

Income Tax	74.1	77.3	42.7	26.4

Note 18.       PROVISIONS

Current
Dividends/distributions	8.8	123.0	—	115.2
Employee entitlements	142.8	133.0	2.4	2.2
Insurance/claims	67.0	47.9	—	—
Onerous contracts	4.2	—	—	—

Flexibles Europe restructuring	9.9	49.9	—	—
Schmalbach restructuring	31.3	0.2	—	—
Other Business Groups restructuring	32.2	28.3	—	0.1
Total restructuring provisions	73.4	78.4	—	0.1

Total current provisions	296.2	382.3	2.4	117.5

Non current
Employee entitlements	80.3	55.4	3.7	3.7
Onerous contracts	10.0	—	—	—
Insurance/claims	1.6	1.8	—	—

Flexibles Europe restructuring	8.9	38.9	—	—
Schmalbach restructuring	4.6	—	—	—
Total restructuring provisions	13.5	38.9	—	—

Total non current provisions	105.4	96.1	3.7	3.7

TOTAL PROVISIONS	401.6	478.4	6.1	121.2

Reconciliations

Reconciliations of the carrying amounts of each class of provision, except for employee benefits are set out below:

	CONSOLIDATED	AMCOR LIMITED
	2003	2003
	$m	$m
Dividends/distributions

Carrying amount at beginning of year	123.0	115.2

Adjustment on adoption of AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets”	(115.2)	(115.2)

Provisions made during the year:
Final dividend 2002	115.2	115.2
Interim dividend 2003	125.3	125.3
PACRS distribution	52.3	—

Payments made during the year	(291.8)	(240.5)

Carrying amount at end of year	8.8	—

Insurance/claims

Current
Carrying amount at beginning of year	47.9
Provisions made during the year	40.4
Payments made during the year	(21.3)
Business acquisitions	0.9
Other movements	(0.9)

Carrying amount at end of year	67.0

Non current
Carrying amount at beginning of year	1.8
Other movements	(0.2)

Carrying amount at end of year	1.6

Flexibles Europe restructuring

Current
Carrying amount at beginning of year	49.9
Provisions made during the year	3.8
Payments made during the year	(67.9)
Business acquisitions	0.9
Transfer from non current	23.3
Other movements	(0.1)

Carrying amount at end of year	9.9

Non current
Carrying amount at beginning of year	38.9
Payments made during the year	(7.0)
Transfer to current	(23.3)
Other movements	0.3

Carrying amount at end of year	8.9

CONSOLIDATED
2003
$m
Schmalbach restructuring

Current
Carrying amount at beginning of year	0.2
Provisions made during the year	4.3
Payments made during the year	(27.2)
Business acquisitions	55.7
Business disposals	(3.4)
Other movements	1.7

Carrying amount at end of year	31.3

Non current
Carrying amount at beginning of year	—
Provisions made during the year	17.5
Payments made during the year	(47.5)
Business acquisitions	35.4
Other movements	(0.8)

Carrying amount at end of year	4.6

Other Business Groups restructuring

Current
Carrying amount at beginning of year	28.3
Provisions made during the year	15.5
Payments made during the year	(11.3)
Business acquisitions	(0.3)
Other movements	—

Carrying amount at end of year	32.2

Onerous contracts

Current
Carrying amount at beginning of year	—
Adjustment on adoption of AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets”	10.1
Payments made during the year	(5.9)

Carrying amount at end of year	4.2

Non current
Carrying amount at beginning of year	—
Adjustment on adoption of AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets”	10.0

Carrying amount at end of year	10.0

NON-CURRENT LIABILITIES

Note 19.        PAYABLES

	CONSOLIDATED		AMCOR LIMITED
	2003	2002	2003	2002
	$m	$m	$m	$m
Unsecured creditors:
Other creditors	0.1	6.9	—	—

TOTAL NON-CURRENT PAYABLES	0.1	6.9	—	—

Note 20.        INTEREST-BEARING LIABILITIES

Secured borrowings:
Mortgage loans (1)	—	0.1	—	—
Bank loans (2)	11.5	20.8	—	—
Bonds	—	49.3	—	—

Unsecured borrowings:
Bank loans (3)	222.3	795.0	—	200.0
US$ Notes (4)	748.9	221.3	748.9	—
Other loans	10.0	13.8	—	—
Lease liabilities	10.9	44.9	—	—

TOTAL NON-CURRENT INTEREST-BEARING LIABILITIES	1,003.6	1,145.2	748.9	200.0

Reconciliation of Consolidated Net Debt

• Current - refer Note 16	1,009.4	361.9
• Non-current - refer above	1,003.6	1,145.2

Total interest bearing liabilities	2,013.0	1,507.1

• Cash assets - refer Note 6	(141.5)	(2,307.1)
• Short-term deposits - refer Note 7	(20.5)	(17.9)

Net Debt	1,851.0	(817.9)

(1)                                                                                                                                  These loans are secured by a charge over assets of certain controlled entities.

(2)                                                                                                                                  Comprises loans secured over property, plant and equipment in overseas controlled entities to the extent of $12.0 million (2002: $74.1 million).  The carrying value of the pledged property is $12.9 million (2002: $81.8 million).

(3)                                                                                                                                  Principally relates to bank borrowings in:

•                                                                  Amcor Finance (New Zealand) Limited - A$45.6 million (2002 A$66 million) drawn under NZ$100 million revolving cash advance facility maturing in 2006.  This facility bears interest at the bank bill rate plus an applicable credit margin.

•                                                                  Amcor Packaging (USA) Inc Group - A$116 million fully-drawn under an Australian dollar bill facility maturing in October 2006. The amount drawn under this facility bears interest at BBSY plus a credit margin and has been converted to Canadian dollars 103.9 million under a cross-currency and interest rate swap.

•                                                                  Amcor (UK) Finance Limited - A$46.2 million drawn under a US$1,000 million global syndicated multi-currency facility term-tranche of US$650 million maturing June 2008.  Drawings are in various European currencies and bear interest at the applicable LIBOR rate plus a credit margin.

(4)                                                                                                                                  Represents US$500 million Amcor Limited senior unsecured guaranteed notes issued in the United States Private Placement market.  The notes have final bullet maturities of seven to 15 years. Interest on these notes is payable semi-annually.

Note 21.        UNDATED SUBORDINATED CONVERTIBLE SECURITIES

	CONSOLIDATED		AMCOR LIMITED
	2003	2002	2003	2002
	$m	$m	$m	$m

1997 issue of 7.25% Undated Subordinated Convertible Unsecured Notes - refer Note 1(14) (1)	344.5	407.2	344.5	407.2

1994 issue of 6.5% Undated Subordinated Convertible Unsecured Notes (2)	101.7	135.9	101.7	135.9

TOTAL UNDATED SUBORDINATED CONVERTIBLE SECURITIES	446.2	543.1	446.2	543.1

(1)                                                                                                                                  Original issue of US$230 million 7.25% undated subordinated convertible notes convertible into American Depository Shares, representing four ordinary shares of the company, at the rate in the range of 2.347 to 2.664 for each US$50 principal amount of notes converted depending on the market price at the date of conversion.  The market price at date of conversion is the last bid price of the Nasdaq National Market on the date of conversion.  The notes were convertible from 19 November 1996 and may be converted until 19 November 2006.

These notes have no maturity dates, are only redeemable after 19 November 2006, and then only at Amcor Limited’s option, and are subordinated to all other obligations of the company save for issued capital.  Interest on these notes is payable semi-annually.

During the year ended 30 June 2003, no notes were converted to ordinary shares.

(2)                                                                                                                                  Balance outstanding of original issue of 16,100,000 notes of $9.35 convertible into 1.27 ordinary shares for each note converted.  The notes were convertible from 1 July 1995 and may be converted until 31 October 2003.

These notes have no maturity dates, are only redeemable after 31 October 2003 and then only at Amcor Limited’s option and are subordinated to all other obligations of the company save for issued capital.  Interest on these notes is payable semi-annually.

During the year ended 30 June 2003, 3,655,850 notes were converted to ordinary shares.

EQUITY

Note 22.        CONTRIBUTED EQUITY

	CONSOLIDATED		AMCOR LIMITED
	2003	2002	2003	2002
	$m	$m	$m	$m

Issued and paid-up:
848,223,877 ordinary shares (2002 - 822,601,167)	2,538.6	2,376.1	2,538.6	2,376.1

2,267,000 partly paid ordinary shares (2002 - 2,907,000)	0.1	0.1	0.1	0.1

6,099,087 perpetual Amcor convertible reset securities (2002 - 6,099,087)	596.6	596.6	—	—

TOTAL CONTRIBUTED EQUITY	3,135.3	2,972.8	2,538.7	2,376.2

	2003		2002
	No.		No.
	‘000	$m	‘000	$m
Fully Paid Ordinary Shares

Balance at beginning of the year	822,601	2,376.1	633,192	1,012.3
Issue of shares under the employee share purchase plan	3,226	13.3	2,385	8.8
Issue of shares to employees in lieu of bonus payments	314	2.3	246	1.4
Exercise of options under the employee share/option plan	2,825	15.0	2,797	14.6
Calls on partly-paid shares	680	4.6	1,027	6.7
Dividend Reinvestment Plan	13,935	112.7	20,666	134.9
Conversion of convertible securities	4,643	34.4	8	0.1
Institutional equity placement	—	(16.1)	112,889	835.4
Retail share offer	—	—	49,391	365.5
Employee share plan costs	—	(3.7)	—	(3.6)

Balance at end of year	848,224	2,538.6	822,601	2,376.1

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

Partly-Paid Ordinary Shares

Balance at beginning of year	2,907	0.1	3,934	0.1
Converted to fully paid ordinary shares	(640)	—	(1,027)	—

Balance at end of year	2,267	0.1	2,907	0.1

The partly-paid ordinary shares comprise 1,570,000 (2002 2,110,000) shares paid to 5 cents and 697,000 (2002 797,000) shares paid to 1 cent under the Employee Share/Option Plan.  The aggregate uncalled capital of $15.3 million (2002 $20.0 million) will be brought to account when these shares are fully paid.

	2003		2002
	No.		No.
	‘000	$m	‘000	$m

Perpetual Amcor Convertible Reset Securities (PACRS)

PACRS	4,000	389.2	4,000	389.2

PACRS2	2,099	207.4	—	—

PACRS2 issued during the year	—	—	2,099	207.4

Balance at end of year	6,099	596.6	6,099	596.6

PACRS are fully paid perpetual, non-cumulative, subordinated, convertible, reset, unsecured notes.  Non-cumulative interest is paid semi-annually on the initial PACRS at a coupon rate of 8.5733% and on the PACRS 2 at a coupon rate of 8.57% per annum which is fixed until the first reset date.

On reset dates holders may convert some or all outstanding PACRS into ordinary shares calculated with reference to the conversion discount.  The issuer may convert some or all of the outstanding PACRS at any time in the six months before a reset date.  Coupon rates, conversion terms and the conversion discount are able to be reset by the issuer on the reset date.

Note 23.        RESERVES

	CONSOLIDATED		AMCOR LIMITED
	2003	2002	2003	2002
	$m	$m	$m	$m

ASSET REVALUATION

Balance at beginning of year	144.4	143.8	40.9	40.9

Adjustment to land, land improvements and buildings	—	(2.3)	—	—

Transfer to retained profits amounts now realised	—	6.6	—	—

Share of associated companies’ decrement	—	(3.7)	—	—

Balance at end of year	144.4	144.4	40.9	40.9

EXCHANGE FLUCTUATIONS

Balance at beginning of year	(71.1)	88.7	—	—

Exchange fluctuation on translation of overseas controlled entities	(285.6)	(140.8)	—	—

Transfer to retained profits amounts now realised	1.5	(19.7)	—	—

Shares of associated companies’ increment	—	0.7	—	—

Balance at end of year	(355.2)	(71.1)	—	—

TOTAL RESERVES	(210.8)	73.3	40.9	40.9

EQUITY

Note 24.                           RETAINED PROFITS

	CONSOLIDATED		AMCOR LIMITED
	2003	2002	2003	2002
	$ m	$ m	$ m	$ m
Balance at beginning of year	1,348.6	726.4	2,314.9	2,487.3

Net profit attributable to members of the parent entity	361.3	851.7	150.3	33.8

Aggregate of amounts transferred from reserves	(1.5)	13.1	—	—

Net decrease in retained profits on initial adoption of:
Revised AASB 1028 “Employee Benefits”	(1.5)	—	—	—
AASB 1044 “Provisions, Contingent Liabilitites and Contingent Assets”	101.5	—	115.2	—

Final dividend paid 2 October 2002
• 14.0 cents per share 50% franked at 30% tax rate	(115.5)	(115.2)	(115.5)	(115.2)
Interim dividend paid 2 April 2003
• 15.0 cents per share 50% franked at 30% tax rate	(125.3)	(91.0)	(125.3)	(91.0)

Distribution paid on PACRS:
• Coupon rate of 8.5733% on $400 million from 1 July 2002 to 30 April 2003	(28.6)	(28.6)	—	—
Distribution accrued on PACRS:
• Coupon rate of 8.5733% on $400 million from 1 May 2003 to 30 June 2003	(5.7)	(5.7)	—	—
Distribution paid on PACRS2:
• Coupon rate of 8.57% on $210 million from 1 July 2002 to 30 April 2003	(15.0)	—	—	—
Distribution accrued on PACRS2:
• Coupon rate of 8.57% on $210 million from 1 May 2003 to 30 June 2003	(3.0)	(2.1)	—	—

TOTAL RETAINED PROFITS	1,515.3	1,348.6	2,339.6	2,314.9

Note 25.                           OUTSIDE EQUITY INTERESTS
IN CONTROLLED ENTITIES

	CONSOLIDATED		AMCOR LIMITED
	2003	2002	2003	2002
	$ m	$ m	$ m	$ m
Share capital	161.4	170.5	—	—
Reserves	15.6	3.3	—	—
Retained profits	19.0	(1.6)	—	—

TOTAL OUTSIDE EQUITY INTERESTS	196.0	172.2	—	—

Note 26.                           TOTAL EQUITY RECONCILIATION

Total equity at beginning of year	4,566.9	2,569.7	4,732.0	3,540.6

Total changes in parent entity interest in equity recognised in the Statements of Financial Performance	175.7	705.6	265.5	33.8

Transactions with owners as owners:

Contributions of equity (Note 22)	166.2	1,574.8	166.2	1,367.4
Employee share plan costs (Note 22)	(3.7)	(3.6)	(3.7)	(3.6)
Dividends and distributions (Note 24)	(293.1)	(242.6)	(240.8)	(206.2)

Total changes in outside equity interests (Note 25)	23.8	(37.0)	—	—

TOTAL EQUITY AT END OF YEAR	4,635.8	4,566.9	4,919.2	4,732.0

COMMITMENTS FOR EXPENDITURE

Note 27.                           CAPITAL EXPENDITURE COMMITMENTS

Capital expenditure for plant and equipment contracted but not provided for and payable:

• Not later than one year	128.7	163.6	—	—
• Later than one year but not later than five years	54.2	0.5	—	—

TOTAL CAPITAL EXPENDITURE COMMITMENTS	182.9	164.1	—	—

Note 28.                           LEASE COMMITMENTS

	CONSOLIDATED		AMCOR LIMITED
	2003	2002	2003	2002
	$m	$m	$m	$m
FINANCE LEASES

Lease expenditure contracted and provided for:

• Not later than one year	140.5	17.0	—	—
• Later than one year but not later than five years	5.7	47.4	—	—
• Later than five years	4.4	6.0	—	—

Minimum lease payments	150.6	70.4	—	—
Less: Future finance charges	(0.2)	(13.4)	—	—

TOTAL FINANCE LEASE LIABILITY	150.4	57.0	—	—

Current lease liabilities - refer Note 16	139.5	12.1	—	—
Non-current lease liabilities - refer Note 20	10.9	44.9	—	—

	150.4	57.0	—	—

The consolidated entity leases equipment under finance leases expiring from one to 11 years. At the end of the lease term the consolidated entity has the option to purchase the equipment at an agreed residual value.

OPERATING LEASES

Lease expenditure contracted but not provided for and payable:

• Not later than one year	142.0	96.4	0.8	1.7
• Later than one year but not later than five years	455.1	282.7	2.0	5.9
• Later than five years	373.7	258.7	—	1.6

TOTAL OPERATING LEASE COMMITMENTS	970.8	637.8	2.8	9.2

The consolidated entity leases motor vehicles, plant and equipment and property under operating leases.  Leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated.

Note 29.                           OTHER EXPENDITURE COMMITMENTS

Expenditure contracted but not provided for covering supplies and services to be provided:

• Not later than one year	14.2	26.8	—	—
• Later than one year but not later than five years	6.6	7.3	—	—
• Later than five years	18.1	18.2	—	—

TOTAL OTHER EXPENDITURE COMMITMENTS	38.9	52.3	—	—

Note 30.                           CONTINGENT LIABILITIES

Details of contingent liabilities where the probability of future payments is not considered remote are set out below.

	CONSOLIDATED		AMCOR LIMITED
	2003	2002	2003	2002
	$m	$m	$m	$m
Contingent liabilities arising in respect of guarantees (1)	224.7	85.2	1,534.4	1,376.0

TOTAL CONTINGENT LIABILITIES	224.7	85.2	1,534.4	1,376.0

(1)  Comprises mainly guarantees given by Amcor Limited in respect of certain borrowings principally in wholly owned subsidiaries

Details of other contingent liabilities, which although considered remote, the directors consider should be disclosed are set out below.  The directors are of the opinion that provisions are not required in respect of these matters, as it is either not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

•  Amcor Ltd has indemnified the PaperlinX Limited Group in relation to potential taxation and workcover liabilities in excess of any provisions made in the financial statements of the PaperlinX Limited Group at 31 March 2000.

•  Under the terms of the ASIC Class Order 98/1418 (as amended) dated 13 August 1998, which relieved certain wholly-owned subsidiaries from the requirement to prepare audited financial statements, Amcor Limited and certain wholly-owned subsidiaries have entered into approved deeds for the cross guarantee of liabilities with those subsidiaries identified in Note 36.  No liabilities subject to the Deeds of Cross Guarantee at 30 June 2003 are expected to arise to Amcor Limited and subsidiaries as all such subsidiaries were financially sound and solvent at that date.

•  Amcor Limited has lodged an appeal against the full bench of the Federal Court which has found that certain former employees of Amcor Limited (who were transferred to PaperlinX Limited in April 2000 as part of the demerger of Amcor Limited and PaperlinX Limited) were entitled to receive severance payments due to the court finding that a technical termination of those employees had occurred. Upon legal advice, the directors are of the opinion that no provision is required.

Note 31.                           AUDITORS’ REMUNERATION

	CONSOLIDATED		AMCOR LIMITED
	2003	2002	2003	2002
	$’000	$’000	$’000	$’000
Audit services:

Auditors of the company
KPMG
Audit and review of financial reports	5,686	6,024	760	494

Other auditors
Audit and review of financial reports	2,254	—	—	—

Other services:

Auditors of the company - KPMG:
Taxation services	1,606	975	288	336
Completion audits and acquisition/equity raising due diligence	208	2,234	—	300
Other assurance services	862	709	292	370
	2,676	3,918	580	1,006
Other auditors of the company:
Taxation services	12,085	—	—	—
Completion audits and acquisition/equity raising due diligence	2,860	—	—	—
Other assurance services	182	—	—	—
	15,127	—	—	—
KPMG related practices: (1)
Systems review	—	370	—	370
Other	—	56	—	56
	—	426	—	426

(1) Relates to fees paid to KPMG Consulting Australia to 3 October 2001. The business was sold on 3 October 2001 and ceased to be a related practice of KPMG.

Note 32.                           REMUNERATION OF DIRECTORS AND EXECUTIVES

			CONSOLIDATED		AMCOR LIMITED
			2003	2002	2003	2002
			$000	$000	$000	$000

REMUNERATION OF DIRECTORS

Amounts paid or payable or otherwise made available to directors of the company from the company or any related party.			4,356	4,563	4,148	3,784

					No.	No.
Number of directors of the company whose income from the company or any related party falls within the following bands:
	$
170,001	-	180,000			1	—
180,001	-	190,000			1	1
200,001	-	210,000			1	2
210,001	-	220,000			—	1
220,001	-	230,000			1	—
230,001	-	240,000			1	—
250,001	-	260,000			—	1
500,001	-	510,000			—	1
620,001	-	630,000			1	—
2,210,001	-	2,220,000			—	1
2,480,001	-	2,490,000			1	—

Note 32.                           REMUNERATION OF DIRECTORS AND EXECUTIVES

				CONSOLIDATED		AMCOR LIMITED
			2003	2003	2002	2003	2002
			$000	$000	$000	$000	$000
			(1)	(2)	(3)
REMUNERATION OF EXECUTIVES

Amounts received or due and receivable from the company, entities in the consolidated entity or related parties by executive officers of the company and of controlled entities whose total remuneration exceeds $300,000 (3)

			30,399	43,137	34,488	12,738	10,398

			Overseas Executives	All executives (including overseas )
			No.	No.	No.	No.	No.
Number of executive officers whose remuneration from the company or related parties was within the following bands *
	$
300,001	-	310,000	—	—	1	—	—
310,001	-	320,000	—	—	1	—	1
320,001	-	330,000	—	—	1	—	—
330,001	-	340,000	1	1	3	—	2
340,001	-	350,000	1	1	—	—	—
350,001	-	360,000	1	1	1	—	—
360,001	-	370,000	3	3	3	—	—
370,001	-	380,000	1	1	1	—	—
390,001	-	400,000	3	3	2	—	—
400,001	-	410,000	—	—	1	—	—
410,001	-	420,000	—	—	2	—	1
420,001	-	430,000	1	3	—	2	—
430,001	-	440,000	1	1	1	—	1
440,001	-	450,000	4	5	1	1	—
450,001	-	460,000	—	—	2	—	1
460,001	-	470,000	—	—	1	—	—
480,001	-	490,000	—	1	1	1	—
490,001	-	500,000	1	1	2	—	1
510,001	-	520,000	1	1	—	—	—
550,001	-	560,000	2	2	1	—	—
560,001	-	570,000	1	2	1	1	—
570,001	-	580,000	—	—	1	—	—
600,001	-	610,000	1	1	2	—	1
610,001	-	620,000	1	1	—	—	—
620,001	-	630,000	—	—	1	—	—
630,001	-	640,000	—	1	2	1	1
640,001	-	650,000	1	1	2	—	—
670,001	-	680,000	1	1	1	—	1
680,001	-	690,000	1	1	—	—	—
710,001	-	720,000	—	—	1	—	1
720,001	-	730,000	1	1	—	—	—
740,001	-	750,000	—	—	1	—	—
780,001	-	790,000	—	1	—	1	—
800,001	-	810,000	1	1	2	—	1
860,001	-	870,000	1	1	1	—	1
870,001	-	880,000	—	—	1	—	—
890,001	-	900,000	1	1	2	—	—
920,001	-	930,000	—	1	—	1	—
930,001	-	940,000	—	1	—	1	—
940,001	-	950,000	1	1	—	—	—
980,001	-	990,000	—	1	—	1	—
1,020,001	-	1,030,000	1	1	1	—	—
1,060,001	-	1,070,000	—	1	—	1	—
1,100,001	-	1,110,000	—	1	1	1	1
1,170,001	-	1,180,000	—	—	1	—	—
1,240,001	-	1,250,000	1	1	—	—	—
1,250,001	-	1,260,000	1	1	—	—	—
1,290,001	-	1,300,000	1	1	—	—	—
1,320,001	-	1,330,000	1	1	—	—	—
1,330,001	-	1,340,000	1	1	—	—	—
1,380,001	-	1,390,000	1	1	—	—	—
1,410,001	-	1,420,000	—	—	1	—	—
1,460,001	-	1,470,000	—	1	—	1	—
1,520,001	-	1,530,000	1	1	—	—	—
1,750,001	-	1,760,000	1	1	—	—	—
1,770,001	-	1,780,000	1	1	—	—	—
1,860,001	-	1,870,000	—	—	1	—	—
2,210,001	-	2,220,000	—	—	1	—	1
2,320,001	-	2,330,000	—	—	1	—	—
2,480,001	-	2,490,000	—	1	—	1	—

Note 32.                           REMUNERATION OF DIRECTORS AND EXECUTIVES

(1)        Overseas executives are grouped in column (1) and are also included in (2).

(2)          Covers Amcor Limited and its controlled entities on a worldwide basis and includes executives of overseas controlled entities.

(3)          Executive officers are those officers involved in the strategic direction, general management or of business at a company or operating division level.

*            Includes executive director of the company also disclosed within “Remuneration of Directors”.

Note 33.                           SUMMARY OF REVENUES AND EXPENSES

	CONSOLIDATED		AMCOR LIMITED
	2003	2002	2003	2002
	$m	$m	$m	$m

Revenue from sale of goods	10,709.9	7,472.4	—	—
Cost of sales	(8,786.8)	(6,053.4)	—	—
Gross profit	1,923.1	1,419.0	—	—

Other revenue from ordinary activities	248.1	1,059.8	382.2	931.6
Share of net profits of associates	—	48.0	—	—
Borrowing costs	(165.2)	(137.9)	(176.0)	(69.6)
	82.9	969.9	206.2	862.0

Sales and marketing expenses	(428.6)	(354.5)	—	—
General and administration expenses	(870.2)	(693.3)	69.3	(160.9)
Research and development costs	(44.8)	(36.0)	—	—
Other (1)	(173.8)	(323.9)	—	(697.7)
Expenses excluding borrowing costs	(1,517.4)	(1,407.7)	69.3	(858.6)
PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX	488.6	981.2	275.5	3.4

(1) 2002 totals include net asset values of disposals of Kimberly-Clark Australia Pty Ltd and other non-current assets.

RECONCILIATION OF EXPENSES TO STATEMENTS OF FINANCIAL PERFORMANCE

Cost of sales	(8,786.8)	(6,053.4)	—	—
Expenses excluding borrowing costs	(1,517.4)	(1,407.7)	69.3	(858.6)

Expenses from ordinary activities excluding borrowing costs	(10,304.2)	(7,461.1)	69.3	(858.6)

Note 34.                           SEGMENT REPORT

Business Segment For the year ended 30 June	Amcor Australasia		Amcor PET		Amcor Sunclipse		Flexibles Europe
	2003	2002	2003	2002	2003	2002	2003	2002
	$m	$m	$m	$m	$m	$m	$m	$m

Revenue

External segment revenue	2,440.1	2,361.9	3,234.7	800.8	1,296.1	1,413.2	2,166.2	1,975.0
Inter-segment revenue	15.6	5.8	1.5	1.7	2.9	—	4.1	1.6
Total segment revenue	2,455.7	2,367.7	3,236.2	802.5	1,299.0	1,413.2	2,170.3	1,976.6
Other unallocated revenue

Total revenue

Result

Profit before interest, income tax and amortisation	282.8	254.2	305.6	79.2	84.8	95.2	133.6	93.2

Profit before interest and tax	267.1	238.7	224.6	68.9	68.5	78.1	121.1	83.5

Net borrowing costs

Profit from ordinary activities before income tax

Significant items			(59.5)

Depreciation & amortisation	125.3	108.1	271.1	72.4	30.9	33.1	79.7	87.5

Other non-cash expenses	75.9	50.4	36.6	28.8	19.9	32.2	26.6	132.3

Segment assets	2,447.9	2,301.7	3,297.2	862.9	560.8	704.4	1,758.9	1,795.4

Segment liabilities	(738.7)	(709.6)	(649.6)	(175.9)	(189.4)	(213.2)	(501.0)	(537.1)

Unallocated corporate borrowings

Total liabilities

Capital expenditure	262.4	118.0	2,727.1	81.6	13.3	28.3	143.6	91.1

Business Segment For the year ended 30 June	Amcor Asia		Amcor Rentsch/ Amcor Closures		Other		Inter segment eliminations		Consolidated
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Revenue

External segment revenue	263.4	310.4	1,309.4	611.1	—	—	—	—	10,709.9	7,472.4
Inter-segment revenue	—	—	1.2	0.2	—	—	(25.3)	(9.3)	—	—
Total segment revenue	263.4	310.4	1,310.6	611.3	—	—	(25.3)	(9.3)	10,709.9	7,472.4
Other unallocated revenue									248.1	1,059.8

Total revenue									10,958.0	8,532.2

Result

Profit before interest, income tax and amortisation	32.1	44.5	84.1	48.6	(53.7)	7.5			869.3	622.4

Profit before interest and tax	31.5	43.6	71.6	47.6	(53.9)	7.5			730.5	567.9

Net borrowing costs									(155.2)	(121.5)

Profit from ordinary activities before income tax									575.3	446.4

Significant items			(8.2)	(18.6)	(19.0)	553.4			(86.7)	534.8

									488.6	981.2

Depreciation & amortisation	15.4	16.5	84.4	19.6	0.4	3.9			607.2	341.1

Other non-cash expenses	(0.3)	6.8	80.2	3.1	12.6	(12.2)			251.5	241.4

Segment assets	320.2	406.1	1,033.2	463.9	144.1	2,307.6			9,562.3	8,842.0

Segment liabilities	(62.7)	(88.5)	(232.4)	(102.8)	(539.7)	(940.9)			(2,913.5)	(2,768.0)

Unallocated corporate borrowings									(2,013.0)	(1,507.1)
Total liabilities									(4,926.5)	(4,275.1)

Capital expenditure	5.6	10.7	716.6	26.3	1.0	3.9			3,869.6	359.9

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise other revenue, interest-bearing loans and borrowings.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Note 34.                           SEGMENT REPORT (cont’d)

Geographic Segment For the year ended 30 June	Australasia		Europe		North America
	2003	2002	2003	2002	2003	2002
	$m	$m	$m	$m	$m	$m

Total Revenue	2,440.1	2,361.9	4,005.3	2,412.9	3,519.4	2,258.2

Segment Assets	2,511.0	4,219.5	3,312.0	2,471.9	2,770.0	1,564.4

Capital expenditure	262.4	121.8	1,523.4	113.0	1,617.7	107.6

Geographic Segment For the year ended 30 June	Latin America		Asia		Consolidated
	2003	2002	2003	2002	2003	2002
	$m	$m	$m	$m	$m	$m

Total Revenue	462.6	129.0	282.5	310.4	10,709.9	7,472.4

Segment Assets	609.3	159.5	360.0	426.7	9,562.3	8,842.0

Capital expenditure	435.6	6.8	30.5	10.7	3,869.6	359.9

Segment Reporting

The primary reporting segments have been classified based on the consolidated entity’s management reporting system.

The secondary reporting segments have been classified based on the geographical location of the consolidated entity’s business segments.

Comparative information has been restated for changes in the consolidated entity’s management reporting and business segments.

Note 35.                           EMPLOYEE BENEFITS

		CONSOLIDATED		AMCOR LIMITED
		2003	2002	2003	2002
	Note	$m	$m	$m	$m

Aggregate liability for employee benefits, including oncosts:

Current
Other creditors and accruals	15	120.4	105.9	7.0	7.5
Employee benefits provision	18	142.8	133.0	2.4	2.2
		263.2	238.9	9.4	9.7

Non current
Employee benefits provision	18	80.3	55.4	3.7	3.7
		80.3	55.4	3.7	3.7

		343.5	294.3	13.1	13.4

Included in the above employee benefits of the company and the consolidated entity are provisions relating to directors’ retiring allowances.  These provisions only relate to non-executive directors of Amcor Limited and are in accordance with the company’s Constitution and with agreements between the company and individual directors.

Employee Share Purchase Plan (‘ESPP’)

The Employee Share Purchase Plan is available to Australian, NZ, US, Mexican, UK, Canadian, Belgian, German, Dutch, Portuguese, Swiss, Spanish, Irish, Brazilian, Swedish, Norwegian and Finnish employees with more than twelve months service at the date of the allotment. The number of shares offered depends upon the company’s increase in earnings per share and is up to a maximum of 300 shares per employee.  Shares are currently issued at a 40% discount to the prevailing market price of Amcor shares and are funded by an interest-free loan from the company.  Dividends on the shares are applied in repayment of the loan balance.  If the employee leaves the company, the shares are sold and the proceeds are applied to discharge the loan.

On 2 December 2002, 14,208 employees electing to participate received an allotment of 200 ordinary shares each in respect of the 2002 financial year.  2,655,000 ordinary shares were issued at a price of $4.87; and in one country due to legislative requirements 186,600 ordinary shares were issued at a price of $2.03.

Employee Bonus Payment Plan (‘EBPP’)

The Employee Bonus Payment Plan is an alternative to the ESPP and is in place in countries where the company is unable to issue shares.  Participants are offered entitlements, which are equivalent to 60% of the weighted average price of Amcor’s shares, and over the period during which employees hold their entitlements, their value will mirror the fluctuating value of Amcor’s shares, including all dividends paid on the shares during this time.

Employees are only able to convert their entitlements into a cash bonus payment when they leave the company or three years have passed since the date on which entitlements were originally issued.

During the year, 207,800 of these instruments were issued at a price of $4.87 each.

Other Employee Share Issues

During the year, 314,820 ordinary shares were issued at a price of $7.20 to employees who elected to take part or all of their bonuses by way of shares.  The number of shares issued to employees is determined by dividing the value of the bonus amount by the simple average of the closing price of the shares on each trading day for the relevant financial year and are issued at the time when the cash bonus is payable.  The shares may not be disposed of by the employee for a restricted period of ten years in Australia and five years in the UK, unless the employee ceases employment.

During the year 384,147 (2002: 135,000) ordinary shares were issued for nil consideration with performance restrictions of three and up to five years.

During the year, 300,000 Share Appreciation Entitlements were issued to an employee who took part of his bonus by way of entitlements. The number of entitlements issued were determined by a price option formula determined by the Hay Group. During the period during which the employee holds his entitlements, their value will mirror the fluctuating value of Amcor’s shares. The employee is able to convert his entitlements to cash as they vest or when he leaves the company.

Employee options

An employee share scheme has been established where the company may grant options over the ordinary shares of the Amcor Limited to executive directors, executives and certain members of staff of the consolidated entity. The options, issued for nil consideration, are granted in accordance with performance guidelines established by the directors of Amcor Limited.  The options are issued for up to a term of ten years.  The options cannot be transferred and will not be quoted on the ASX.

Grant date	Exercise date on or after	Expiry date	Exercise price	Number of options at beginning of year	Options granted	Options lapsed	Options exercised	Number of options at end of year		Proceeds received $	Date issued	Number of shares issued	Fair value per share $
								On issue	Vested
Consolidated and Company - 2003			$

24-Sep-98	24-Sep-01	24-Sep03	$4.64	130,350			44,500	85,850	85,850	$206,480	Various	44,500	8.59
16-Sep-99	16-Sep-02	16-Sep-04	$6.47	1,100,000			289,500	810,500	810,500	$1,873,065	Various	289,500	8.32
8-Nov-99	8-Nov-99	8-Nov-04	$5.43	200,000			100,000	100,000	100,000	$543,000	Various	100,000	8.76
31-Jul-00	31-Jul-00	31-Jul-05	$5.10	150,000			100,000	50,000	50,000	$510,000	Various	100,000	8.36
18-Aug-00	1-Oct-01	1-Oct-05	$5.67	1,000,000				1,000,000	1,000,000
18-Aug-00	1-Oct-02	1-Oct-05	$5.67	1,000,000				1,000,000	1,000,000
18-Aug-00	1-Oct-03	1-Oct-05	$5.67	1,000,000				1,000,000	—
14-Sep-00	14-Sep-03	14-Sep-05	$5.16	912,000			102,000	810,000	—	$526,320	Various	102,000	8.38
10-Jan-00	10-Jan-00	10-Jan-05	$5.10	790,000			375,000	415,000	415,000	$1,912,500	Various	375,000	8.49
15-Feb-01	15-Feb-01	15-Feb-06	$5.24	100,000				100,000	100,000
3-Jan-01	3-Jan-01	3-Jan-06	$5.47	20,000			10,000	10,000	10,000	$54,700	Various	10,000	8.24
13-Sep-01	13-Sep-04	13-Sep-06	$6.02	1,555,000			112,500	1,442,500	—	$677,250	Various	112,500	8.30
10-Jan-01	10-Jan-01	10-Jan-06	$6.03	100,000				100,000	100,000
10-Jan-01	10-Jan-01	10-Jan-05	$5.10	1,722,000			678,000	1,044,000	1,044,000	$3,457,800	Various	678,000	8.51
10-Jan-01	10-Jan-01	10-Jan-05	$6.62	50,000				50,000	50,000
10-Jan-01	10-Jan-01	10-Jan-05	$5.30	10,000				10,000	10,000
10-Jan-01	10-Jan-01	10-Jan-05	$5.24	40,000				40,000	40,000
10-Jan-01	10-Jan-01	10-Jan-06	$5.71	30,000				30,000	30,000
14-Aug-02	1-Oct-04	30-Sep-08	$8.20		1,000,000			1,000,000	—
14-Aug-02	1-Oct-05	30-Sep-08	$8.20		1,000,000			1,000,000	—
14-Aug-02	1-Oct-06	30-Sep-08	$8.20		1,000,000			1,000,000	—
1-Oct-02	1-Oct-02	1-Oct-05	$5.10		2,522,878		932,878	1,590,000	1,590,000	$4,757,678	Various	932,878	8.26
1-Oct-02	1-Oct-02	1-Oct-05	$6.62		50,000			50,000	50,000
1-Oct-02	1-Oct-02	1-Oct-05	$5.30		10,000			10,000	10,000
1-Oct-02	1-Oct-02	1-Oct-05	$5.24		40,000			40,000	40,000
1-Oct-02	1-Oct-02	1-Oct-06	$6.03		180,000		80,000	100,000	100,000	$482,400	Various	80,000	8.16
1-Oct-02	1-Oct-02	1-Oct-06	$5.71		30,000			30,000	30,000
1-Oct-02	1-Oct-02	1-Oct-07	$7.25		40,000			40,000	40,000
1-Nov-02	1-Nov-05	1-Nov-12	$8.20		5,927,000			5,927,000	—
1-Nov-02	1-Nov-05	1-Jul-07	$7.30		50,000			50,000	50,000
1-Nov-02	1-Nov-05	1-Jul-07	$7.30		100,000			100,000	—
1-Nov-02	1-Oct-05	1-Jul-07	$7.30		100,000			100,000
1-Nov-02	1-Oct-06	1-Jul-07	$7.30		100,000			100,000	—
1-Nov-02	1-Nov-03	1-Jul-07	$7.40		1,145,000			1,145,000	—
1-Nov-02	1-Nov-05	1-Jul-07	$7.40		1,145,000			1,145,000	—

				9,909,350	14,439,878	—	2,824,378	21,524,850	6,755,350

The fair value of each option is estimated on the date of grant using an option-pricing model with the following weighted average assumptions used for grants made in the year to 30 June 2003 and 30 June 2002:

	2003	2002

Dividend yield (%)	3.4	4.6
Expected volatility (%)	20.0	22.7
Historical volatility (%)	20.0	22.7
Risk-free interest rate (%)	5.3	5.3
Expected life of option (years)	5.7	5.0

The dividend yield reflects the assumption that the current dividend payout will continue with no anticipated changes. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

The resulting weighted average fair values per option for those options vesting after 1 July 2002 are:

Number of options	Grant date	Vesting date	Fair value $/option

Issues up to 30 June 2002
1,660,000	16-Sep-99	16-Sep-02	1.74
1,104,000	14-Sep-00	14-Sep-03	1.58
1,000,000	18-Aug-00	1-Oct-02	1.71
1,000,000	18-Aug-00	1-Oct-03	1.71
1,622,500	13-Sep-01	13-Sep-04	1.34

Issues in the year to 30 June 2003
1,000,000	14-Aug-02	1-Oct-04	1.72
1,000,000	14-Aug-02	1-Oct-05	1.72
1,000,000	14-Aug-02	1-Oct-06	1.72
2,522,878	1-Oct-02	1-Oct-02	3.09
50,000	1-Oct-02	1-Oct-02	2.01
10,000	1-Oct-02	1-Oct-02	2.94
40,000	1-Oct-02	1-Oct-02	2.98
180,000	1-Oct-02	1-Oct-02	2.47
30,000	2-Oct-02	1-Oct-02	2.68
40,000	3-Oct-02	1-Oct-02	1.89
5,927,000	1-Nov-02	1-Nov-05	2.00
50,000	1-Nov-02	1-Nov-05	1.80
100,000	1-Nov-02	1-Nov-05	1.80
100,000	1-Nov-02	1-Oct-05	1.80
100,000	1-Nov-02	1-Oct-06	1.80
1,145,000	1-Nov-02	1-Nov-03	1.76
1,145,000	1-Nov-02	1-Nov-05	1.76
14,439,878	2003 weighted average		2.10

Currently, these fair values are not recognised as expenses in the financial statements.  However, should these grants be expensed, they would be amortised over the vesting periods resulting in an increase in employee benefits expense of $17.8 million for the 2003 financial year (2002 $9.8 million). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. options that do not vest).

Based on similar valuation principles, if the ESPP shares and the ordinary shares issued for nil consideration (refer above) were to be expensed, an increase in the employee benefit expense of $10.8 million (2002 $7.1 million) would result.

SUPERANNUATION COMMITMENTS

The consolidated entity participates in a number of superannuation funds which were established to provide benefits for employees and their dependants.  The funds cover company sponsored plans, industry/union plans, defined benefit plans and government plans.

COMPANY SPONSORED PLANS

The principal benefits are pensions or lump sums for members on resignation, retirement, death or total permanent disablement.  These benefits are determined on either a defined benefit or accumulation benefit basis.

Employee contribution rates are either determined by the rules of the fund or selected by members from a specified range of rates.  In addition to legislative requirements, employer companies contribute to defined benefit funds as described below or, in the case of accumulation funds, the amounts set out in the appropriate fund rules.

INDUSTRY/UNION PLANS

Employer companies participate in industry and union plans on behalf of certain employees.

These plans operate on an accumulation basis and provide lump sum benefits for members on resignation, retirement or death.

The employer company has a legally enforceable obligation to contribute at varying rates to these plans.

GOVERNMENT PLANS

Employer companies participate in government plans, on behalf of certain employees, which provide pension benefits.

There exists a legally enforceable obligation on employer companies to contribute as required by legislation.

DEFINED BENEFIT PLANS

The consolidated entity maintains several defined benefit superannuation arrangements world-wide.  On a vested benefit basis, some arrrangements are in actuarial surplus, others are in a position of actuarial deficiency.  Surpluses and deficiencies depend on many diverse factors and can vary significantly over time having regard, for example, to movements in the investment markets, future salary increases and changes in employment patterns.  This note sets out the consolidated entity’s position and accounting policy in relation to its defined benefit arrangements.

The consolidated entity’s current intention is to make annual contributions to defined benefits funds at a rate determined from time to time following discussions with the funds’ actuaries or other competent authorities and advisers.  The consolidated entity expects that the contribution rates will be determined after taking into account sound actuarial principles and would be designed to enable all Group defined benefit funds to meet retirement expectations and relevant regulatory requirements.  The consolidated entity’s current intention is based on these assumptions.

While the consolidated entity does not expect its current intention to change, the consolidated entity does not accept any liability to fund any present or future deficiency in the funds, as calculated at any particular point in time.  The consolidated entity reserves the right to increase, reduce or terminate its contributions to the funds as it sees fit.

Accordingly, the consolidated entity is of the opinion that, under Australian accounting standards, it has no constructive or legal obligation, as at the balance date, to fund deficits that may arise in particular funds from time to time.  In all cases, however, the consolidated entity expects to have the financial capacity to make or cause to be made sufficient annual contributions to the funds that ensure employee retirement expectations will be met.

The consolidated entity’s accounting policies and disclosures contained herein are in accordance with AASB 1028 “Employee Benefits”.  All plans are listed below showing the last actuarial assessments, where applicable, made by independent actuaries on the dates indicated.

Fund assets net of liabilities other than accrued benefits (funds assets) at net market value as at the reporting date, accrued benefits as at the last actuarial review date and vested benefits of the funds/plans as at the reporting date are as follows:

	Reporting Date	Fund Assets at Net Market Value	Accrued Benefits	Accrued Surplus/ (Deficit)	Vested Benefits	Vested Surplus/ (Deficit)
		$m	$m	$m	$m	$m
			(3)	(4)	(5)
Defined Benefit Funds as at 30 June 2003

Amcor Limited

• Amcor Superannuation Fund (1) - June 2002 by W R Aitchison FIA, FIAA	30/06/2002	495.0	529.6	(34.6)	528.1	(33.1)

Controlled Entities

• Amcor Flexibles (UK) Pension Plan - June 2003 by J Porteus FFA	30/06/2003	165.4	228.5	(63.1)	214.8	(49.4)

• Amcor New Zealand Super Fund - June 2003 by J Spooner Bsc, FIA, FNZSA	30/06/2003	23.3	26.5	(3.2)	20.9	2.4

• Amcor PET Packaging UK Limited - January 2003 by D Piltz FIA	30/06/2003	16.1	17.6	(1.5)	14.1	2.0

• Amcor PET Packaging Pension Plan - July 2002 by Mercer Human Resource Consulting	30/06/2003	14.3	15.1	(0.8)	12.0	2.3

• Amcor Rentsch / Polylaupen - June 2003 by M Schreiber	30/06/2003	70.7	76.9	(6.2)	76.9	(6.2)

• Amcor Twinpak Americas Inc Pension Plan for salaried employees - June 2003 by Avalon Consulting	30/06/2003	11.3	13.9	(2.6)	13.9	(2.6)

• Other funds (2)		41.1	52.7	(11.6)	41.6	(0.5)
		837.2	960.8	(123.6)	922.3	(85.1)

Defined Benefit Funds as at 30 June 2002

Amcor Limited

• Amcor Superannuation Fund - June 2000 by W R Aitchison FIA, FIAA	30/06/2001	521.7	490.8	30.9	531.0

Controlled Entities

• Amcor Flexibles (UK) Pension Plan - April 2001 by J Porteus FFA	30/06/2002	181.6	199.3	(17.7)	190.5

• Amcor New Zealand Super Fund - April 2001 by J Spooner BSc, FIAA, FNZSA	31/03/2002	23.2	21.8	1.4	18.6

• Amcor Twinpak Americas Inc Pension Plan for salaried employees (previously Pension Plan for Twinpak Inc and subsidiaries) - December 2001 by C T Tomev FCIA	30/06/2002	15.5	17.0	(1.5)	16.9

• Other funds (2)		35.4	52.3	(16.9)	41.3

		777.4	781.2	(3.8)	798.3

(1)  The net deficit as estimated by the Fund Actuary for the Amcor Limited sub-fund at 30 June 2003 was $43.0 million compared with $34.6 million at 30 June 2002.

(2)  Other funds comprise the following:

Amcor Twinpak America Inc Plan for PET and salaried employees employees - January 2003 by Avalon Consulting

Amcor Rentsch Ireland - June 2003 by M Cahill FIA

Amcor Employees Plan Belgium - AXA Royal Belge - June 2003 by I Marbaix Actuary

Amcor Workers Plan Belgium - AXA Royal Belge - June 2003 by I Marbaix, Actuary

Amcor Employee Plans Belgium - Fortis AG - June 2003 by I Marbaix, Actuary

Amcor Flexibles (Netherlands) - June 2003 by L De Gruijter, Actuary

Amcor Flexibles Netherlands Envi - June 2003 by L De Gruijter, Actuary

Amcor Flexibles Drammen Norway - June 2002 by V Pekon AS

Amcor PET Packaging Belgium - June 2002 by AON Biomet Merck

(3)  Accrued benefits have been determined based on the amount calculated by the Fund Actuary at the date of the most recent actuarial review.

(4)  The aggregate surplus/(deficit) of funds assets over accrued benefits, calculated as the difference between fund assets at net market value as at the last reporting date of each fund and the accrued benefits as at the last actuarial review date of each fund is $(123.6) million (2002 $3.8 million).  This amount does not represent the actual shortfall of fund assets over accrued benefits that existed at 30 June 2003 but does represent the most up to date information which it has been possible to obtain. It should be noted that as at 30 June 2003 an amount of $25.0 million was provided for and booked in the consolidated accounts against this deficit, as a result of obligations which existed at the time of acquisition of the relevant entities, or which are required by legislation.

(5)  Vested benefits are benefits which are not conditional upon membership of the respective fund or any other factor.

During the year the consolidated entity made employer contributions of  $47.6 million (2002 $45.8 million) to Defined Benefit Funds. Employer contributions by the company to Defined Benefit Funds during the year totalled $26.4 million (2002 $25.2 million).

Note 36. AMCOR’S CONTROLLED ENTITIES AT 30 JUNE 2003

	Notes	Country of Incorporation	Percentage Held by Direct Parent Entity
Amcor Holdings (Australia) Pty Ltd	(1)	Australia	100%
Amcor Insurances Pte. Ltd		Singapore	100%
Amcor Investments Pty. Ltd.	(1)	Australia	100%
Amcor Packaging (New Zealand) Ltd.	(1)	New Zealand	100%
Amcor Finance (N.Z.) Ltd.	(1)	New Zealand	100%
Amcor Investments (New Zealand) Limited		New Zealand	100%
Ryco Dies Ltd.		New Zealand	90%
Amcor Packaging (U.S.A) Inc.		U.S.A.	100%
Amcor de Mexico SA de CV		Mexico	1%
Amcor Finance (U.S.A) Inc.		U.S.A.	100%
Amcor Canadian Capital Corporation		Canada	100%
Amcor Finance Canada Limited		Canada	100%
Flexible Holding Inc.		U.S.A.	100%
Stevens Flexible Packaging Inc.		U.S.A.	90%
Amcor Flexibles Inc.		U.S.A.	100%
Amcor Sunclipse North America		U.S.A.	100%
Amcor de Mexico SA de CV		Mexico	99%
Kent H. Landsberg Co de Cuidad Juarez SA de CV		Mexico	90%
Sunclipse de Mexico SA de CV		Mexico	90%
Kent H. Landsberg Co. de Mexico SA de CV		Mexico	99%
Kent H. Landsberg Co de Cuidad Juarez SA de CV		Mexico	10%
Sunclipse de Mexico SA de CV		Mexico	10%
Biggam Enterprises Inc		U.S.A.	100%
Box Builders Inc.		U.S.A.	100%
Corrugated Service Orange Inc.		U.S.A.	100%
Corrugated Service Western Inc.		U.S.A.	100%
Frantis Manufacturing Company Inc.		U.S.A.	100%
iPackaging LLC		U.S.A.	72%
Just in Time Inc.		U.S.A.	100%
Kent H. Landsberg Co. of Atlanta Inc.		U.S.A.	100%
Kent H. Landsberg Co. de Mexico SA de CV		Mexico	1%
Kent H. Landsberg Co. of Oregon Inc.		U.S.A.	100%
Amcor Sunclipse Texas LLC.		U.S.A.	100%
Kent H. Landsberg Co. of Dallas LP		U.S.A.	0.5%
Kent H. Landsberg Co. of El Paso LP.		U.S.A.	0.5%
Kent H. Landsberg Co. of Denver LLC.		U.S.A.	100%
Kent H. Landsberg Co. of Santa Barbara LLC.		U.S.A.	100%
Kent H. Landsberg Co. of Dallas LP		U.S.A.	99.5%
Kent H. Landsberg Co. of El Paso LP.		U.S.A.	99.5%
Kent H. Landsberg Co of Illinois LLC		U.S.A.	99%
Orange Container Inc		U.S.A.	100%
Raymark Holdings Inc.		U.S.A.	100%
Stanley Paper Co. Inc.		U.S.A.	100%
Sycamore Containers Inc.		U.S.A.	100%
Taverner & Browne		U.S.A.	100%
The Anle Paper Co. Inc.		U.S.A.	100%
Mann-Craft Container Corp. Inc.		U.S.A.	100%
The Anle Box and Paper Co. of Indiana Inc.		U.S.A.	100%
Kent H. Landsberg Co of Illinois LLC		U.S.A.	1%
Zetco Inc		U.S.A.	100%
Ward Bagby Packaging Inc.		U.S.A.	100%
Twinpak (U.S.A.) Inc.		U.S.A.	100%
Bericap LLC		U.S.A.	50%
Amcor Plastube Inc		U.S.A.	100%
Amcor Holdings Inc	(2),(4)	U.S.A.	100%
Amcor Packaging Systems Inc	(2),(4)	U.S.A.	100%
Amcor SPV Inc	(2)	U.S.A.	100%
Amcor White Cap Inc	(2),(4)	U.S.A.	100%
Amcor White Cap International Inc	(2),(4)	U.S.A.	100%
Amcor White Cap International Sales Corp	(2),(4)	U.S.A.	100%
Amcor White Cap do Brasil Ltda	(2)	Brazil	100%
Amcor White Cap de Venezuela S.A.	(2),(4)	Venezuela	63%
Amcor PET Packaging USA Inc	(2),(4)	U.S.A.	100%
Amcor PET Packaging de Mexico S.A. de C.V.	(2),(4)	Mexico	100%
Amcor Plastic Containers de Mexico, S.A. de C.V.	(2),(4)	Mexico	100%
Amcor PET Packaging de Argentina S.A.	(2),(4)	Argentina	79%
PPI PET Products International del Peru		Peru	80%
Twinpak Flexible Packaging Inc.		U.S.A.	100%
Twinpak Packaging Inc.		U.S.A.	100%
Amcor Europe		United Kingdom	100%
Containers Packaging (Europe) Ltd.		United Kingdom	6%

	Notes	Country of Incorporation	Percentage Held by Direct Parent Entity
Amcor Nominees Pty. Ltd.	(1)	Australia	100%
Amcor Packaging Asia Pty. Ltd.	(1)	Australia	100%
AMB Packaging Pte. Ltd.		Singapore	100%
Ace Packaging Sdn. Bhd.		Malaysia	100%
Amcor Fibre Packaging (Malaysia) Sdn. Bhd.		Malaysia	100%
Amcor Flexibles (Zhongshan) Co. Ltd.		P.R.C.	100%
PT Amcor Indonesia		Indonesia	100%
Amcor White Cap Shanghai Ltd	(2),(4)	P.R.C.	100%
Amcor White Cap South East Asia Inc	(2),(4)	Philippines	100%
Amcor White Cap Asia Pacific Inc	(2),(4)	Philippines	100%
Amcor White Cap Investments Inc	(2),(4)	Philippines	40%
Amcor White Cap Properties Inc.	(2),(4)	Philippines	99%
Amcor Containers Packaging (Thailand) Co. Ltd.		Thailand	49%
Amcor Fibre Packaging Asia Pte. Ltd.		Singapore	100%
PT Indopack Pratama		Indonesia	55%
Interpac Containers (P.R.C.) Ltd.		P.R.C.	100%
Amcor Interpac Containers (Guangdong) Ltd.		P.R.C.	100%
Amcor Flexibles (Beijing) Co. Ltd.		P.R.C.	100%
Leigh-Mardon Pacific Packaging Pte. Ltd.		Singapore	100%
Beijing Leigh-Mardon Pacific Packaging Co. Ltd.		P.R.C.	83%
Qingdao Leigh-Mardon Packaging Co. Ltd.		P.R.C.	60%
Leigh-Mardon (Penang) Sdn. Bhd.		Malaysia	100%
St. Regis Bates (Singapore) Pte. Ltd.		Singapore	100%
Rocma Holdings Company Ltd.		Thailand	94.9%
Amcor PET Packaging de Argentina S.A.	(2),(4)	Argentina	21%
Amcor PET Packaging Asia PVT Ltd	(2),(4)	India	100%
Amcor PET Packaging del Peru SA	(2),(4)	Peru	61%
Braspet Industria e Commercio Embalagens Plasticas Ltda	(2)	Brazil	100%
Amcor PET Packaging Colombia Holding Ltd	(2),(4)	Bahamas	100%
Amcor PET Packaging Colombia S.A.	(2),(4)	Columbia	94%
Amcor PET Packaging Colombia S.A.	(2),(4)	Columbia	6%
Amcor Containers Packaging (Thailand) Co. Ltd.		Thailand	2%
Amcor Packaging (Australia) Pty. Ltd.	(1)	Australia	100%
Lynyork Pty. Ltd.	(1)	Australia	100%
Fibre Containers (Qld.) Pty. Ltd.	(1)	Australia	100%
Rota Die International Pty. Ltd.		Australia	49%
Service Containers Pty. Ltd.	(1)	Australia	100%
Central Coast Cartons Pty Ltd		Australia	70%
Australian Corrugated Box Company Pty. Ltd.	(1)	Australia	100%
PP New Pty. Ltd.	(1)	Australia	100%
AP Chase Pty. Ltd.	(1)	Australia	100%
Pak Pacific Corporation Pty. Ltd.	(1)	Australia	100%
Envirocrates Pty Ltd		Australia	75%
EP Lifespan Corporation Pty Ltd (In Liq.)		Australia	100%
Amcor Twinpak Americas Inc.		Canada	100%
Amcor PET Americas Inc.		Canada	100%
Twinpak Atlantic Inc.		Canada	74%
Amcor Specialty Packaging Americas Inc.		Canada	100%
Bericap Inc.		Canada	51%
SBG Participacoes E Empreendimentos SA		Brazil	60%
Injepet Embalagens Ltda		Brazil	100%
Injepet Embalagens da Amazonia SA		Brazil	92%
Injepet Embalagens da Amazonia SA		Brazil	4%
SBG Participacoes E Empreendimentos SA		Brazil	40%
Amcor European Holdings Pty. Ltd.	(1)	Australia	100%
Amcor Finance Europe		Ireland	100%
Amcor Finance Netherlands B.V.		Netherlands	100%
Amcor Europe LLP		Australia	1%
Amcor Holding		United Kingdom	100%
Amcor UK Finance Ltd		United Kingdom	100%
Amcor Holding No 1. Ltd		United Kingdom	100%
AFP (Europe) Ltd.		United Kingdom	100%
Amcor Mediflex Limited	(4)	United Kingdom	100%
Rig Rentsch Industrie Holding AG		Switzerland	100%
Rentsch AG		Switzerland	100%
Poly Laupen AG		Switzerland	100%
Rentsch Grafica SA (RP.G)		Portugal	4.8%
Amcor UK European Holdings Ltd		United Kingdom	100%
Amcor Holdings Germany GmbH		Germany	100%
Amcor Europe GmbH & Co. Kg	(6)	Germany	1%
Amcor Europe GmbH & Co. Kg	(6)	Germany	99%
Rentsch GmbH	(4)	Germany	100%
Amcor White Cap Deutschland GmbH	(2),(4)	Germany	100%
Amcor PET Packaging Deutschland GmbH	(2),(4)	Germany	100%
Containers Packaging (Europe) Ltd.		United Kingdom	94%
Prestige Packaging Ltd		United Kingdom	100%
Litografia A Romero SA		Spain	40%
Rentsch Grafica SA (RP.G)		Portugal	95%
Amcor Polska Spolka z o.o.		Poland	100%
Amcor White Cap Polska Sp z o o	(2)	Poland	99%
Amcor PET Packaging Polska Sp z o o	(2),(4)	Poland	100%

	Notes	Country of Incorporation	Percentage Held by Direct Parent Entity

Strabo B.V.		Netherlands	100%
Dravik BV		Netherlands	100%
Amcor Services No2.		United Kingdom	100%
Brontet BV		Netherlands	100%
Amcor Rentsch Industrie Holding Berlin GmbH		Germany	100%
Amcor Rentsch Novgorod		Russia	100%
Cardimat BV		Netherlands	100%
Rentsch Dublin Ltd		Ireland	100%
Amcor France S.A.		France	100%
Rentsch International SAS		France	100%
Amcor International SAS		France	100%
Amcor Europe Group Management		United Kingdom	100%
Amcor White Cap France S.A.S.	(2),(4)	France	100%
Amcor PET Packaging France SAS	(2),(4)	France	100%
Amcor France Holdings S.A.	(2),(4)	France	100%
Amcor PET Recycling France S.A.	(2),(4)	France	100%
Amcor White Cap Austria GmbH	(2),(4)	Austria	100%
Amcor White Cap Nederland BV	(2)	Netherlands	100%
Amcor White Cap Belgium	(2),(4)	Belgium	100%
Amcor Italia S.r.l.	(2),(4)	Italy	100%
Amcor White Cap Nordiska AB	(2),(4)	Sweden	100%
Amcor Ambalaj Sanayive Ticaret A.S.	(2)	Turkey	100.0%
Amcor Magyarofszag Csomagolastechnika Korlatolt Fele	(2),(4)	Hungary	100%
Amcor White Cap Ukraine LLC	(2),(4)	Ukraine	98.5%
Amcor White Cap UK Ltd	(2),(4)	United Kingdom	100%
Amcor PET Packaging Belgium	(2),(4)	Belgium	100%
Amcor PET Packaging Czech Republic s.r.o.	(2),(4)	Czech Republic	100%
Amcor PET Packaging Iberia SA	(2),(4)	Spain	100%
Amcor White Cap Espana SL	(2),(4)	Spain	100%
PET Packaging Amcor Maroc S.A.R.L.	(2),(4)	Morocco	100%
Amcor PET Packaging Holdings Ltd	(2),(4)	United Kingdom	100%
Amcor PET Packaging U.K. Limited	(2),(4)	United Kingdom	100%
Amcor PET U.K. Limited	(2),(4)	United Kingdom	100%
Amcor PET Packaging de Venezuela SA	(2),(4)	Venezuela	61%
Amcor Europe LLP		Australia	99%
Rocma Sterling Ltd		United Kingdom	100%
Amcor UK		United Kingdom	100%
Rocma UK Ltd		United Kingdom	100%
Rocma Finance Ltd		United Kingdom	100%
Amcor Flexibles Europe A/S		Denmark	72%
Amcor Flexibles Denmark A/S		Denmark	100%
Amcor Flexibles Sverige AB		Sweden	100%
Amcor Flexibles Albertazzi Films Spa		Italy	70%
Desford Limited		United Kingdom	100%
Leaderpack – Embalagens Flexiveis Lda		Portugal	49%
Leaderpack – Embalagens Flexiveis Lda		Portugal	51%
Amcor Finland OY		Finland	100%
Amcor Flexibles Belgium BVBA		Belgium	100%
Amcor Flexibles Schupbach AG		Switzerland	100%
Amcor Flexibles Neocel-Embalagens Lda		Portugal	28%
Amcor Flexibles Polska Sp. zo.o.		Poland	100%
Amcor Flexibles Netherlands Holding B.V.		Netherlands	100%
Amcor Flexibles Nederland B.V.		Netherlands	100%
Amcor Flexibles Culemborg B.V.		Netherlands	100%
Amcor Flexibles Envi B.V.		Netherlands	100%
Cenflex BV		Netherlands	100%
Amcor Flexibles Hapece B.V.		Netherlands	100%
Amcor Flexibles Celcon B.V.		Netherlands	100%
Amcor Flexibles France SA		France	26%
Amcor Flexibles Neocel-Embalagens Lda		Portugal	72%
Amcor Flexibles Transpac S.A.		Belgium	100%
Amcor Flexibles Deutschland GmbH		Germany	100%
Immo Transpac NV		Belgium	100%
Amcor Flexibles Synco SA		Belgium	100%
Amcor Flexibles Helio Folien GmbH		Germany	100%
Amcor Flexibles Schroeder & Wagner GmbH		Germany	100%
Amcor Flexibles Worspswede GmbH		Germany	100%
Amcor Flexibles Hochheim GmbH		Germany	100%
Amcor Flexibles UK Holding Ltd		United Kingdom	100%
Amcor Flexibles Transflex Ltd		United Kingdom	100%
Amcor Flexibles Group Management		United Kingdom	100%
Amcor Flexibles Finance Ltd		United Kingdom	100%

	Notes	Country of Incorporation	Percentage Held by Direct Parent Entity

Sidlaw Group Ltd		United Kingdom	100%
Amcor Flexibles France SA		France	74%
Sidlaw International Holdings Ltd		United Kingdom	100%
Amcor Flexibles UK Ltd		United Kingdom	100%
S & R Gravure Ltd		United Kingdom	100%
Sidlaw Worldwide BV		Netherlands	100%
Sidlaw BV		Netherlands	100%
Sidlaw South Gyle Ltd		United Kingdom	100%
William Boyd & Co Ltd		United Kingdom	100%
Sidlaw Face Yarns Ltd		United Kingdom	100%
SWW Computer Systems Ltd		United Kingdom	100%
Sidlaw Far East Developments Ltd		United Kingdom	100%
Dersgrove Ltd		United Kingdom	100%
Shield Packaging Ltd		United Kingdom	100%
Craigview Mills Ltd		United Kingdom	100%
Deeside Packaging (Stonehaven) Ltd		United Kingdom	100%
Asco Properties Ltd		United Kingdom	100%
Venus Flexibles Packaging Ltd		United Kingdom	100%
Sidlaw Edinburgh Ltd		United Kingdom	100%
Gate Investments Ltd		United Kingdom	100%
Sidlaw Textile Products Ltd		United Kingdom	100%
MGS (Plastics) Ltd		United Kingdom	100%
Falcon Packaging Ltd		United Kingdom	100%
HPC Flexible Packaging Ltd		United Kingdom	100%
CA Swain & Co Ltd		United Kingdom	100%
Maurice Wade Ltd		United Kingdom	100%
Transrap Holdings Ltd		United Kingdom	100%
Transrap Packaging Ltd		United Kingdom	100%
Polyope Ltd		United Kingdom	100%
Amcor Flexibles Finland OY		Finland	100%
Flexirepro OY		Finland	50%
ZAO Akerlund & Rausing (MO W)		Russia	100%
Akerlund & Rausing SA (In Liq.)		Poland	100%
Amcor Flexibles Europa Sur S.A.	(4)	Spain	100%
Amcor Flexibles Espana SA		Spain	100%
Grupo Amcor Flexibles Hispania SA		Spain	100%
Tobepal S.A.		Spain	100%
Tobefil SA		Spain	100%
Amcor Flexibles Malmo AB		Sweden	100%
Amcor Flexibles Lund AB		Sweden	100%
Amcor Flexibles Copenhagen		Denmark	100%
Amcor Flexibles Drammen A/S		Norway	100%
Amcor Flexibles Syston Ltd		United Kingdom	100%
Akerlund & Rausing Sarl		France	100%
Bizz Group AB		Sweden	100%
Tritello AB		Sweden	100%
Anfor Investments Pty. Ltd.	(1)	Australia	100%

Entities No Longer Controlled Since 30 June 2002

CNC Containers Corporation
Amcor Flexibles Norge AS
Sidlaw Packaging Espana S.A.

(1)     Amcor Limited and these subsidiary companies have entered into an approved deed for the cross guarantee of liabilities.

Pursuant to ASIC Class Order 98/1418 (as amended) dated 13 August 1998, these wholly-owned subsidiaries are relieved from the Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports.

It is a condition of the Class Order that Amcor Limited and each of these subsidiaries enter into a deed of cross guarantee.  The effect of the deed is that Amcor Limited guarantees to each creditor payment in full of any debt in the event of winding up any of these subsidiaries under certain provisions of the Corporations Act 2001.  If a winding up occurs under other provisions of the Act, Amcor Limited will only be liable in the event that after six months any creditor has not been paid in full.  These subsidiaries have also given similar guarantees in the event that Amcor Limited is wound up.

A consolidated Statement of Financial Performance and a consolidated Statement of Financial Position comprising Amcor Limited and wholly-owned subsidiaries which are party to the deed, after eliminating all transactions between parties to the deed of cross guarantee, as at 30 June are set out below:

STATEMENT OF FINANCIAL PERFORMANCE

	2003	2002
	$m	$m

PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX	350.8	705.8

Income tax expense	(60.9)	(15.5)

PROFIT FROM ORDINARY ACTIVITIES AFTER INCOME TAX	289.9	690.3

RETAINED PROFITS AT BEGINNING OF YEAR	1,130.1	676.8

Net effect of initial adoption of:

AASB 1028 “Employee Benefits”	(1.5)	—
AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets”	104.4	—

Aggregate of amounts transferred (1)	79.0	—
	1,601.9	1,367.1

Dividends recognised during the year	(240.8)	(237.0)

RETAINED PROFITS AT END OF YEAR	1,361.1	1,130.1

(1) Relates to entity’s which have entered into the deed of cross guarantee for the first time in the year to 30 June 2003.

STATEMENT OF FINANCIAL POSITION

	2003	2002
	$m	$m
CURRENT ASSETS
Cash assets	32.8	1,784.4
Receivables	3,573.1	1,210.6
Inventories	362.5	293.6

TOTAL CURRENT ASSETS	3,968.4	3,288.6

NON-CURRENT ASSETS
Receivables	609.3	28.5
Investments	1,974.8	1,630.5
Other financial assets	141.9	5.5
Property, plant and equipment	1,338.9	1,136.9
Intangibles	111.0	103.4
Deferred tax assets	98.4	117.2
Other	250.6	48.0

TOTAL NON-CURRENT ASSETS	4,524.9	3,070.0

TOTAL ASSETS	8,493.3	6,358.6

CURRENT LIABILITIES
Payables	389.2	320.6
Interest bearing liabilities	1,737.4	641.4
Current tax liabilities	46.9	38.1
Provisions	152.0	229.5

TOTAL CURRENT LIABILITIES	2,325.5	1,229.6

NON-CURRENT LIABILITIES
Payables	0.1	0.1
Interest bearing liabilities	1,490.2	769.9
Deferred tax liabilities	189.3	190.3
Provisions	23.1	21.9

TOTAL NON-CURRENT LIABILITIES	1,702.7	982.2

Undated subordinated convertible securities	446.2	543.1

TOTAL LIABILITIES	4,474.4	2,754.9

NET ASSETS	4,018.9	3,603.7

EQUITY
Contributed equity	2,538.7	2,376.2
Reserves	119.1	97.4
Retained profits	1,361.1	1,130.1

TOTAL EQUITY	4,018.9	3,603.7

(2)          Controlled entities and businesses acquired during the year.  The consideration paid for material businesses/controlled entities and the net assets at the dates of acquisition are set out in the table below:

	CONSIDERATION	NET ASSETS ACQUIRED
	$m	$m

Schmalbach	2,827.5	1,214.2
Other	30.6	(4.5)

	2,858.1	1,209.7

Schmalbach Lubeca

On July 1 2002, Amcor purchased the PET container and Closures assets of Schmalbach Lubeca (“Schmalbach”).  Schmalbach is a manufacturer of food and beverage closures and PET containers with operations in North America, Europe and Latin America.

	CONSOLIDATED
	2003	2002
	$m	$m
BUSINESSES/CONTROLLED ENTITIES ACQUIRED

Consideration paid:

Cash paid	2,855.1	196.4
Cash accrued	3.0	9.0
Acquisition of investment in prior period	—	11.1
	2,858.1	216.5

Net assets acquired:

Cash, net of bank overdraft	—	7.5
Current receivables	341.1	93.5
Inventories	457.5	39.5
Investments	0.9	—
Property, plant and equipment	1,311.6	115.2
Other assets	44.6	3.7
Current liabilities - creditors and borrowings	(606.6)	(83.0)
Non-current liabilities - creditors and borrowings	—	(30.9)
Provisions	(262.6)	(16.3)
Outside equity interests	(76.8)	(11.9)

	1,209.7	117.3
Gross goodwill on acquisition	1,648.4	99.2

	2,858.1	216.5

Cash paid	2,855.1	196.4
Cash, net of bank overdraft acquired	—	(7.5)

	2,855.1	188.9
Cash settlement of amounts accrued in prior period	2.8	6.5

Net outflow of cash	2,857.9	195.4

(3)          Controlled entities and businesses sold during the year.  The consideration received and the net assets at the dates of disposal are set out in the table below:

	CONSIDERATION	NET ASSETS DISPOSED
	$m	$m

Amcor White Cap LLC	169.7	169.7
Other	55.3	49.2

	225.0	218.9

Amcor White Cap LLC

On 31 December 2002, Amcor sold its 65% stake of Amcor White Cap LLC to Silgan Holdings Inc. its 35% joint venture partner. The joint venture consisted of seven plants in the United States and one plant in Mexico.

	CONSOLIDATED
	2003	2002
	$m	$m
BUSINESSES/CONTROLLED ENTITIES DISPOSED
Consideration received:
Fair value of assets contributed	—	15.1
Cash received	186.4	20.7
Cash accrued	38.6	20.9

	225.0	56.7

Net assets disposed:
Cash, net of bank overdraft	1.1	13.2
Current receivables	15.4	18.9
Inventories	89.8	12.1
Investments	—	5.6
Property, plant and equipment	219.2	55.9
Intangibles	60.5	1.3
Current liabilities - creditors and borrowings	(45.9)	(16.3)
Provisions	(73.6)	(1.7)
Non-current liabilities - creditors and borrowings	—	(0.3)
Outside equity interests	(47.6)	(18.2)

	218.9	70.5
Gross profit/(loss) on disposal	6.1	(13.8)

	225.0	56.7

Cash received	186.4	20.7
Cash, net of bank overdraft disposed	(1.1)	(13.2)
Cash received in current period for entity disposed in prior period	0.9	2.1

Net inflow of cash	186.2	9.6

(4)          Companies renamed during the year as a result of the Schmalbach acquisition

(5)          The capacity to control these entities exists either by virtue of the consolidated entity’s shareholding and put/call options over certain outstanding shares or by management control and majority representation on the Board of Directors.

(6)          During the year Amcor Germany GmbH & Co Kg was renamed Amcor Europe GmbH & Co Kg

Note 37.                           INVESTMENTS IN ASSOCIATED COMPANIES

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting.

During the year to June 2002, Bericap Inc became a controlled entity of Amcor Limited.

During the year to June 2002, Amcor sold its remaining 45% of Kimberly-Clark Australia Pty Ltd to Kimberly-Clark Corporation.

	2003	2002
	$m	$m

Results of associates

Share of associates’ operating profit before tax	—	69.2
Share of associates’ tax expense attributable to operating profit	—	(21.2)

Share of associates’ net profit - equity accounted	—	48.0

Share of post-acquisition retained profits and reserves attributable to associates

Retained profits
Share of associates’ retained profits at beginning of year	—	10.6
Share of retained profits of associates disposed of during the year	—	(7.2)
Amount reclassified on acquisition of controlled entity	—	(3.1)
Share of net profit of associates	—	48.0
Less dividends received from associates	—	(48.3)

Share of associates’ retained profits at end of year	—	—

Asset revaluation reserve
Share of associates’ asset revaluation reserves at beginning of year	—	3.7
Share of associates’ asset revaluation reserves disposed of during the year	—	(3.7)

Share of associates’ asset revaluation reserves at end of year	—	—

Exchange fluctuations reserve
Share of associates’ exchange fluctuations reserves at beginning of year	—	(0.7)
Share of increment in exchange fluctuations reserves of associates	—	0.7

Share of associates’ exchange fluctuations reserves at end of year	—	—

Movements in carrying amount of investments

Carrying amount of investments in associates at beginning of year	—	158.9
Investment in associates disposed of during the year	—	(147.8)
Amount reclassified on acquisition of controlled entity	—	(11.5)
Share of associates’ net profit	—	48.0
Less dividends received from associates	—	(48.3)
Share of current year exchange fluctuations reserves	—	0.7

Carrying amount of investments in associates at end of year	—	—

Note 38.         RELATED PARTY DISCLOSURES

Material ownership interests in controlled entities and associated companies are disclosed in Notes 36 and 37 to the financial statements respectively.

Directors

The persons who held office as a director of Amcor Limited during the year ended 30 June 2003:

C I Roberts
R H Jones
E A Alexander
D C K Allen
R K Barton
T C Bergman
G A Tomlinson

Information on the remuneration of directors is set out in Note 32.

Directors’ holdings of shares and share options

As at 30 June 2003 directors of Amcor Limited held in aggregate 566,546 ordinary shares of Amcor Limited, and 6,000,000 options over 6,000,000 ordinary shares of Amcor Limited.  Exercise of 6,000,000 of these options is dependent on meeting group performance targets.

Directors’ transactions in shares and share options

During the year the company granted options over 14,439,878 unissued shares under the Employee Share Option Plan.  Of these options, none were granted to non-excecutive directors or their director-related entities.

Loans to directors of Amcor Limited and controlled entities

Loans for the purchase of shares and other loans are made in accordance with the terms and conditions of the plans referred to in Note 9(1).

During the year, under the employee share plans, share loan repayments totalling $33,000 were received from C H Clayton, B Guy, R H Jones, L J Lachal and D Solomon.

No loans were advanced during the year. A guarantee continues in favour of R H Jones for a loan of $448,000 (2002 $448,000).

Loan repayments totalling $63,000 were received from P F Reichler.

Loans to directors of Amcor Limited in Note 9 total $1,075,000 (2002 $1,093,000).

Loans to directors of controlled entities in Note 9 total $435,000 (2002 $513,000).

Other loans in Note 20 do not include any loans from director related entities.  The loan outstanding at 30 June 2002 of $1,482,000 was repaid in full on 31 July 2002.

Interest received from directors during the year amounted to $30,000 (2002 $12,000).

Other transactions - in the normal course of business and on an arm’s length basis

Director-related entities of Messrs S Ryder and A J Foley - (Australasia) received in aggregate management fees of $40,000 (2002 $40,000).

Sales of beverage containers totalling $6,865,000 (2002 $7,791,000) were made to director-related entities of F Daley, B Boyd and C Newell - (Canada)

Sales of tobacco packaging totalling $4,260,000 (2002 $7,572,000) were made to director-related entities of Gu A Chao.

Purchases of paper products totalling $8,588,000 (2002 $7,768,000) were made from director-related entities of D S Kurniawan and S Tirtowidjojo.

Provision of marketing services by a director-related entity of G S James totalled $137,000 (2002 $177,000).

Provision of secretarial services by a director-related entity of J Durston totalled $62,600 (2002 nil).

Purchases of goods supplied at cost totalling $296,000 (2002 $431,000) were made from a director related entity of G S James.

Purchases of manufacturing supplies totalling $572,000 (2002 $688,000) were made from director-related entities of S Ryder and A J Foley - (Australasia).

Note 39.         EARNINGS PER SHARE (EPS)

Classification of securities as ordinary shares

The following securities have been classified as ordinary shares and included in basic earnings per share: (a) ordinary shares

Classification of securities as potential ordinary shares

The following securities have been classified as potential ordinary shares and included in diluted earnings per share as at 30 June 2003:

(a)        ordinary shares

(b)       convertible securities

(c)        partly paid shares

(d)       employee options

	June 2003	June 2002
	$m	$m
Earnings reconciliation

Net profit attributable to members of the parent entity	361.3	851.7
Distribution on PACRS	(52.3)	(36.4)
Basic earnings	309.0	815.3
After tax effect of interest on convertible securities	6.0	28.1
After tax effect of distribution on PACRS	—	25.5
Diluted earnings	315.0	868.9

Weighted average number of shares used as denominator	millions	millions

Ordinary shares - Number for basic EPS	835.2	666.5
Effect of employee options	3.7	1.4
Effect of PACRS	—	54.0
Effect of partly-paid shares	0.4	0.3
Effect of convertible securities	18.1	67.6
Number for diluted EPS	857.4	789.8

Earnings per share	cents	cents

Basic earnings per share	37.0	122.3
Diluted earnings per share	36.7	110.0

Note 40.         ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

Interest Rate Risk

The consolidated entity is exposed to adverse movements in interest rates under various debt facilities.  By monitoring global interest rates and where appropriate, hedging interest rate exposures, the company is able to manage the group’s interest rate risk.

Interest Rate Swaps, Options and Forward Rate Agreements.

Interest rate swaps and forward rate agreements allow the consolidated entity to swap floating rate borrowings into fixed rates. Interest rate swaps are also used to swap fixed rate borrowings into floating rates.  Maturities of swap contracts are principally between 1 and 5 years.  Maturities of forward rate agreements are principally between 3 and 6 months.

Each contract involves quarterly or semi-annual payment or receipt of the net amount of interest.  Floating rates are based on interest rate settings in the currencies concerned plus the consolidated entity’s credit margin.

These rates are representative of the underlying borrowings under both domestic and international funding facilities that the consolidated entity utilises.

There were no forward rate agreements outstanding at year-end (2002 Nil).

From time to time, the consolidated entity also enters into interest rate options to reduce the impact of changes in interest rates on floating rate long-term debt.  There were no interest rate options outstanding at year end (2002 Nil).

Interest Rate Risk Exposures

Exposure to interest rate risk and the effective average weighted interest rate for classes of financial assets

		Fixed interest maturing in:
2003 $million	Floating Interest Rate	1 year or less	Over 1 to 5 years	More than 5 years	Non- interest Bearing	Total	Weighted Average Interest Rate

Financial Assets
Cash	141.5	—	—	—	—	141.5	2.61%
Receivables	20.5	—	—	—	1,565.6	1,586.1	3.28%
Other financial assets	—	—	—	—	21.5	21.5	—
	162.0	—	—	—	1,587.1	1,749.1	2.69%
Financial Liabilities
Payables	—	—	—	—	1,525.7	1,525.7	—
Bank and other loans	971.4	9.7	21.5	0.4	2.3	1,005.3	3.66%
Commercial paper	108.4	—	—	—	—	108.4	2.65%
US$ Notes	—	—	—	748.9	—	748.9	5.83%
Leases	138.8	1.5	1.6	8.5	—	150.4	5.31%
Distributions payable	—	—	—	—	8.8	8.8	—
Employee entitlements	—	—	80.3	—	263.2	343.5	6.00%
	1,218.6	11.2	103.4	757.8	1,800.0	3,891.0	4.54%
Undated subordinated convertible securities	—	—	446.2	—	—	446.2	7.08%
	1,218.6	11.2	549.6	757.8	1,800.0	4,337.2	5.00%
Interest Rate Swaps

AUD	(100.0)	—	100.0	—	—	—	6.75%
EUR	(480.0)	—	480.0	—	—	—	4.81%
AUD	480.0	—	(480.0)	—	—	—	(5.67)%
Total Swaps	(100.0)	—	100.0	—	—	—	4.90%

		Fixed interest maturing in:
2002 $million	Floating Interest Rate	1 year or less	Over 1 to 5 years	More than 5 years	Non- interest Bearing	Total	Weighted Average Interest Rate

Financial Assets
Cash	2,307.1	—	—	—	—	2,307.1	3.03%
Receivables	17.9	—	—	—	1,360.5	1,378.4	4.53%
Other financial assets	—	—	—	—	12.8	12.8	—
	2,325.0	—	—	—	1,373.3	3,698.3	3.04%
Financial Liabilities
Payables	—	—	—	—	1,208.3	1,208.3	—
Bank and other loans	839.4	31.7	187.4	54.5	—	1,113.0	4.15%
Commercial paper	115.8	—	—	—	—	115.8	2.08%
US$ Notes	—	221.3	—	—	—	221.3	6.75%
Leases	5.8	12.1	5.1	34.0	—	57.0	8.75%
Employee entitlements	—	—	55.4	—	238.9	294.3	6.00%
Dividend payable	—	—	—	—	123.0	123.0	—
	961.0	265.1	247.9	88.5	1,570.2	3,132.7	4.54%
Undated subordinated convertible securities	—	—	543.1	—	—	543.1	7.06%

	961.0	265.1	791.0	88.5	1,570.2	3,675.8	5.21%
Interest Rate Swaps

AUD	(100.0)	—	100.0	—	—	—	6.75%
EUR	(480.0)	—	480.0	—	—	—	4.81%
AUD	480.0	—	(480.0)	—	—	—	(5.67)%
USD	221.3	(221.3)	—	—	—	—	(6.30)%
USD	(132.8)	132.8	—	—	—	—	6.43%
CAD	(58.1)	58.1	—	—	—	—	6.55%
Total Swaps	(69.6)	(30.4)	100.0	—	—	—	5.08%

Foreign Exchange Risk

In relation to transactional foreign currency exposures, the consolidated entity’s policy is to hedge all foreign currency exposures greater than A$100,000 as soon as a firm and irrevocable commitment is entered into or known.  The gains or costs on entering the hedge and the exchange differences up to the date of the purchase or sale are deferred and recognised as assets or liabilities on the statement of financial position from the inception of the hedge contract, not when the specific purchase or sale occurs.  At maturity, the costs or gains are included in the measurement of the underlying transaction.

Accounts payable and borrowings include amounts repayable in foreign currencies shown at their Australian dollar equivalents.  All material foreign currency liabilities are fully hedged or matched by equivalent assets in the same currencies, such assets representing a natural hedge.

The following table sets out the gross value to be received under foreign currency contracts, the weighted average contracted exchange rates and the settlement periods of contracts outstanding as at 30 June:

	2003 Weighted Average Rate	2002 Weighted Average Rate	2003 $m	2002 $m

Buy Contracts
0-12 months
CAD	1.03	0.90	1.0	5.3
CHF	0.88	0.85	11.9	54.7
DKK	4.34	4.27	9.1	101.9
EUR	0.58	0.57	198.4	20.7
GBP	0.40	0.37	44.7	25.7
JPY	73.61	66.04	0.8	0.4
NOK	4.69	4.26	0.6	13.0
NZD	1.12	—	4.9	—
SEK	5.37	5.24	15.4	77.2
SGD	—	1.00	—	0.1
USD	0.61	0.55	82.3	43.1
More than 12 months
EUR	0.55	—	8.9	—
NZD	1.30	1.30	77.2	77.2
USD	0.54	—	1.4	—

Sell Contracts
0-12 months	—	—	—	—
CHF	—	0.84	—	111.2
DKK	—	4.27	—	158.8
GBP	—	0.36	—	64.6
NOK	—	4.36	—	31.1
NZD	1.11	1.22	26.7	29.3
SEK	—	5.22	—	120.1
USD	0.62	0.52	2.8	12.0

Credit Risk

On Balance Sheet Financial Instruments

The maximum credit risk on financial assets of the consolidated entity, other than investments in shares, is generally the carrying amount of receivables, net of provisions for doubtful debts.

The consolidated entity minimises its concentrations of credit risk by undertaking transactions with a large number of customers and counterparties in various countries.  There is no material exposure to any individual customer.

Derivative Financial Instruments

In order to control any exposure which may result from non-performance by counterparties, hedging contracts are only entered into with major banks with a minimum long term rating of A- by Standard & Poor’s.  In addition, the Amcor Limited Board must approve these banks for use, and specific internal guidelines have been established with regard to limits, dealing and settlement procedures.

The credit risk exposure arising from the derivative financial instruments is the sum of all contracts with a positive replacement cost.  As at 30 June 2003 the sum of all contracts with a positive replacement cost was $50.3 million (2002 $30.9 million).

The maximum credit risk exposure on foreign currency contracts is the full amount of the foreign currency the consolidated entity pays when settlement occurs, should the counterparty fail to pay the amount which it is committed to pay the consolidated entity.

Net Fair Values

On Balance Sheet Financial Instruments

Instruments traded on organised markets are valued by reference to market prices prevailing at balance date.

The net fair value of other monetary financial assets and financial liabilities approximates their carrying value.

The carrying amounts and net fair values of financial assets and liabilities as at reporting date are as follows:

	Carrying Amount 2003	Net Fair Value 2003	Carrying Amount 2002	Net Fair Value 2002
	$m	$m	$m	$m

Financial Assets

Cash assets	141.5	141.5	2,307.1	2,307.1
Receivables	1,586.1	1,586.1	1,378.4	1,378.4
Other financial assets	21.5	21.5	12.8	12.8

Financial Liabilities

Payables	1,525.7	1,525.7	1,208.3	1,208.3
Bank overdrafts & loans	1,005.3	1,005.3	1,113.0	1,113.0
Commercial paper	108.4	108.4	115.8	115.8
US$ Notes	748.9	748.9	221.3	228.2
Lease liabilities	150.4	150.4	57.0	57.0
Employee entitlements	343.5	343.5	294.3	294.3
Dividends payable	—	—	123.0	123.0
Undated subordinated convertible securities	446.2	515.3	543.1	567.1

The undated subordinated convertible securities are readily traded in organised markets.

Derivative Financial Instruments

The valuation detailed reflects the estimated amounts which the consolidated entity expects to pay or receive to terminate the contracts or replace the contracts at their current market rates as at reporting date.  This is based on independent market quotations and determined using standard valuation techniques.  For foreign exchange related contracts, the net fair value is taken to be the unrealised gain or loss at balance date calculated by reference to current market rates.

The net fair value of derivative financial instruments held as at reporting date are:

	2003	2002
	$m	$m

Interest Rate Swaps	(19.8)	(11.6)
Cross Currency Swaps	41.7	23.7
Forward Foreign Exchange Contracts	2.9	3.1

	24.8	15.2

An equivalent movement on the underlying transactions offsets the above net notional positions.

Non-recourse Receivables Securitisation Programme

The consolidated entity utilises an uncommitted, multi-currency receivables securitisation programme in the United Kingdom, France, Germany, Spain and the USA. The trade receivables of some of the group entities in these jurisdictions are sold, on a non-recourse basis, into an independent securitisation conduit which issues asset-backed commercial paper into organised markets.

The cost of the programme is included in the expenses from ordinary activities of the consolidated entity.

The programme limit is $205 million (2002 nil) and the balance of trade receivables sold at June 2003 was $190 million (2002 nil).

Note 41.         EVENTS SUBSEQUENT TO BALANCE DATE

Since 30 June 2003, the company has acquired the 28.1% minority stake in Amcor Flexibles Europe (AFE) from Danisco and Ahlstrom for $173 million.  The effective date of this acquisition is 1 July 2003.

The company has also announced that it has entered into an agreement to purchase Rexam’s healthcare flexibles business for $330 million (GBP135 million).  This business consists of ten plants in seven countries and will form part of the Amcor Flexibles Europe business group.  The transaction is expected to close in early October 2003.

Since the end of the financial year, the directors declared a final dividend of 15 cents per share payable on 1 October 2003.  The financial effect of this dividend has not been brought to account in the financial statements for the year ended 30 June 2003 and will be recognised in subsequent financial reports.

DIRECTORS’ DECLARATION

1.                                       In the opinion of the directors of Amcor Limited:

(a)          the financial statements and notes, set out on pages 2 to 66, are in accordance with the Corporations Act 2001, including:

i.             giving a true and fair view of the financial position of the company and consolidated entity as at 30 June 2003 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

ii.          complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b)         there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

2.                                             There are reasonable grounds to believe that the company and it’s controlled entities identified in Note 36 will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the company and it’s controlled entities pursuant to ASIC Class Order 98/1418.

In accordance with a resolution of the directors, dated at Melbourne, in the State of Victoria, this 21st day of August 2003.

C I Roberts	R H Jones
Chairman	Managing Director

INDEPENDENT AUDIT REPORT TO MEMBERS OF AMCOR LIMITED

Scope

The financial report and directors’ responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors’ declaration for both Amcor Limited (the “Company”) and the Amcor Limited Group (the “Consolidated Entity”), for the year ended 30 June 2003. The Consolidated Entity comprises both the Company and the entities it controlled during that year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company’s and the Consolidated Entity’s financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

•                        examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and

•                        assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit opinion

In our opinion, the financial report of Amcor Limited is in accordance with:

(a)        the Corporations Act 2001, including:

i.                    giving a true and fair view of the Company’s and Consolidated Entity’s financial position as at 30 June 2003 and of their performance for the financial year ended on that date; and

ii.                 complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b)       other mandatory professional reporting requirements in Australia.

KPMG

P M Shannon
Partner

Melbourne
21-Aug-03